Exhibit 99.3

BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

MARCH 10, 2005

TABLE OF CONTENTS

BALLARD
Our Corporate History and Corporate Structure
Principal Subsidiaries and Alliances	2
Recent Developments	3
Vehicular Alliance	3
Cdn. $55 Million Call Agreement	3
OUR BUSINESS	4
Strategy	4
Our Markets and Products	4
Market and Regulatory Overview	4
Product Overview	7
Transportation Markets	8
Power Generation Markets	10
Material Products	12
Revenues from Market Segments	13
Strategic Alliances	14
Vehicular Alliance – Overview and History	14
Vehicular Alliance – Proposed Changes	19
Stationary Power Alliance	20
Joint Development Agreements and Related Investments	20
Chrysalix	22
Research and Product Development	22
PEM Fuel Cells	22
Fuel Cell Systems	24
Electric Drive Systems and Power Electronics	24
Carbon Products
Technology Partnerships Canada (“TPC”)	25
Intellectual Property	26
Manufacturing	26
Facilities	27
Competition	28
Transportation - PEM Fuel Cell Engines	29
Transportation - Electric Drive Systems	30
Power Generation - Continuous Power	30
Power Generation - Back-up Power	31
Power Generation - Power Electronics	31
Fuel Cells	31
How Fuel Cells Work	31
Fuel Cell Systems	32
PEM Fuel Cell Power Trains	33
HUMAN RESOURCES	33
SHARE CAPITAL AND MARKET FOR SECURITIES	33
Class A Share and Class B Share	34

Share Incentive Plans	36
Share Option Plans	36
Share Distribution Plan	37
Deferred Share Unit Plans	38
Restricted Share Unit Plan	39
BPS/BGS Share Exchange Plan	39
DIVIDEND RECORD AND POLICY	39
DIRECTORS AND OFFICERS	39
Board of Directors	39
Board Composition	43
Corporate Governance	43
Board Committees	44
Audit Committee	44
Management Development, Nominating & Compensation Committee	46
Corporate Governance Committee	46
Executive Officers	47
Shareholdings of Directors and Senior Officers	48
Transfer agent and registrar	48
RISK FACTORS	48
ADDITIONAL INFORMATION	57
GLOSSARY	58

This Annual Information Form contains forward-looking statements reflecting Ballard’s current expectations as contemplated under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, our ability to develop commercially viable PEM fuel cell products, product development delays, changing environmental regulations, our ability to attract and retain business partners, future levels of government funding, competition from several sources, including other fuel cell manufacturers, other advanced power technologies and existing power technologies, evolving markets for generating electricity and power for transportation vehicles, and our ability to access the capital required to execute our business plan.  These factors should be carefully considered and readers should not place undue reliance on Ballard’s forward-looking statements.  In addition to the disclosure contained in this Annual Information Form, investors are encouraged to review the Management’s Discussion and Analysis section in Ballard’s 2004 Annual Report for an additional discussion of factors that could affect Ballard’s future performance.

BALLARD

In this Annual Information Form, the “Corporation” refers to Ballard Power Systems Inc. and “Ballard”,  “we”, “us” and “our” refer to the Corporation and, as applicable, its subsidiaries.  Certain other terms used herein are defined in the attached Glossary.  All dollar amounts are in U.S. dollars unless otherwise indicated.

Our principal business is the design, development, manufacture and commercialization of power products based on proton exchange membrane (“PEM”) technology for a variety of applications.  A PEM fuel cell is an environmentally clean electrochemical device which combines hydrogen fuel (which can also be obtained from natural gas, petroleum or methanol or from water through electrolysis) with oxygen (from air), to produce electricity.  It produces electricity efficiently and continuously (as long as fuel is supplied) without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source.  See “Fuel Cells - How Fuel Cells Work”.  Ballard® fuel cells feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

We operate in three market segments:

•                  Transportation (which includes our light-duty and heavy-duty fuel cell products and electric drive systems);

•                  Power Generation (which includes our portable and stationary PEM fuel cell products and power electronics); and

•                  Material Products (which includes carbon fiber products primarily for automotive transmissions and gas diffusion layers for PEM fuel cells).

Our Corporate History and Corporate Structure

The Corporation’s predecessor was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries.  In the course of investigating environmentally clean energy systems with commercial potential, we began to develop PEM fuel cells.  The Corporation was formed on May 30, 1989 by the amalgamation of a group of affiliated companies under the Canada Business Corporations Act (the “CBCA”).  We have been developing PEM fuel cells and PEM fuel cell systems since 1983 and this has been our primary business since 1989.  See “Directors and Officers – Executive Officers” for details of our organizational structure.

Principal Subsidiaries and Alliances

We have four principal subsidiaries:

•                  Ballard Power Systems AG (“BPS AG”), a German corporation which develops PEM fuel cell engines;

•                  Ballard Power Systems Corporation (“BPSC”), a Delaware corporation which develops electric drive systems and power electronics;

•                  Ballard Material Products Inc. (“BMP”), a Delaware corporation which develops and manufactures carbon fiber products for use in the automotive and fuel cell markets; and

•                  Ballard Generation Systems Inc. (“BGS”), a Canadian federal corporation which was originally formed to develop and commercialize PEM fuel cell stationary products.  BGS holds a 49% interest in each of Alstom Ballard GmbH (“Alstom Ballard”) and Ebara Ballard Corporation (“Ebara Ballard”).

The following chart shows, as at February 28, 2005, our principal subsidiaries, our share ownership in each subsidiary and their respective jurisdictions of incorporation:

Notes:

(1)          Does not include ownership of 7,613,212 of our common shares that are to be issued to DaimlerChrysler AG (“DaimlerChrysler”) on the completion of our obligation to purchase DaimlerChrysler’s 49.9% interest in BPS AG pursuant to the terms of the Forward Exchange Agreement dated October 2, 2001 between Ballard and DaimlerChrysler.  Assuming the issue of these shares to DaimlerChrysler, as of February 28, 2005 DaimlerChrysler and Ford Motor Company (“Ford”) would own 22.7% and 18.5%, respectively, of our common shares.  However, the closing of the Forward Exchange Agreement has been extended pending the completion of our sale of BPS AG to DaimlerChrysler and Ford (see “Recent Developments – Vehicular Alliance”).

(2)          BGS holds a 49% interest in each of Ebara Ballard and Alstom Ballard.  The remaining 51% interest in Ebara Ballard is held by Ebara Corporation (“Ebara”), and the remaining 51% interest in Alstom Ballard is held by ALSTOM S.A. (“ALSTOM”).

Our head office is located at 4343 North Fraser Way, Burnaby, British Columbia, V5J 5J9 and our registered office is located at 1700-666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Recent Developments

Vehicular Alliance

In the transportation market, we formed a strategic alliance in 1997 with DaimlerChrysler for the development and commercialization of PEM fuel cells, PEM fuel cell engines and electric drive systems for use in cars, buses and trucks, and expanded the alliance in 1998 to include Ford (the “Vehicular Alliance”).  DaimlerChrysler and Ford currently hold 17.9% and 19.6%, respectively of our outstanding shares.  Together with DaimlerChrysler and Ford, we formed XCELLSIS GmbH (“XCELLSIS”) (now BPS AG), to develop and commercialize PEM fuel cell engines for cars, buses and trucks, and Ecostar Electric Drive Systems L.L.C. (“Ecostar”) (now BPSC), to develop and commercialize electric drive systems and power electronics.  In November 2001, we acquired DaimlerChrysler’s and Ford’s interests in XCELLSIS and Ecostar.  See “Strategic Alliances – Vehicular Alliance” for details of this transaction and the terms of our Vehicular Alliance.

On July 8, 2004, we entered into a non-binding Memorandum of Understanding (“MOU”) with DaimlerChrysler and Ford, under which it is contemplated that DaimlerChrysler and Ford will acquire our 50.1% interest in BPS AG.  In exchange, DaimlerChrysler and Ford will return to us nine million of our common shares that they currently own, which will then be cancelled.  In addition, the existing forward sale agreement, related to the purchase by us of the remaining 49.9% interest of BPS AG from DaimlerChrysler in exchange for the issuance of 7.6 million of our common shares will be effectively cancelled, resulting in 100% ownership of BPS AG by DaimlerChrysler and Ford.  As the terms of the existing forward sale agreement required the purchase by us of the remaining 49.9% interest in BPS AG to be completed by November 15, 2004, the forward sale agreement has been extended and we expect that it will continue to be extended until BPS AG is sold.   For further details regarding this transaction, see “Vehicular Alliance – Proposed Changes”.  We expect this transaction to close around mid-year.

Cdn. $55 Million Call Agreement

As part of certain funding commitments of DaimlerChrysler and Ford which we announced in December 2002, DaimlerChrysler and Ford agreed in principle to eliminate the existing requirement to link their follow-on equity investments of Cdn. $55 million to a larger public equity offering, and to provide that funding upon our request at any time after December 31, 2003.  The Cdn. $55 million funding (the “Equity Financing Commitment”) is comprised of Cdn. $30 million from DaimlerChrysler and Cdn. $25 million from Ford.  In December 2003, we signed a formal call agreement (the “Call Agreement”) pursuant to which we had the right to call on all or a portion of the Cdn. $55 million at any time in exchange for the issuance of our common shares to DaimlerChrysler and Ford at the then prevailing market price.

At the time we signed the MOU, we conditionally exercised our rights to require DaimlerChrysler and Ford to invest the Cdn. $55 million under the Call Agreement at the then current market price which was Cdn. $12.34.  Under this conditional exercise notice, the price of Cdn. $12.34 was secured until year end.  Prior to year end, we delivered a notice to DaimlerChrysler and Ford making this exercise notice unconditional to take advantage of the secured price.  In January 2005, DaimlerChrysler and Ford completed their investment of Cdn. $55 million under the Call Agreement in exchange for the issuance to them of 4,457,545 of our common shares.

OUR BUSINESS

We are recognized as the world leader in PEM fuel cell development.  We are focused on the design, development and manufacture of PEM fuel cell products for a variety of applications.  We believe our position in the PEM fuel cell industry is the result of innovation in technology and product development, strong market focus, the development of strategic relationships with industry leaders, employee commitment and a conservative approach to financial management.  We have a significant intellectual property portfolio.  Our goal is to be the leading supplier of high quality, competitively priced PEM fuel cell products in our respective markets.  By doing so, we intend to set the industry standard for our products.

Strategy

During 2004, we undertook a comprehensive review of our product portfolio and the markets in which we participate.  As a result of this review, we are focused on markets that are characterized by large volume potential, where the social, economic and environmental advantages of  fuel cell adoption are supported by government incentives, funding and/or regulatory action.  We believe the two markets that best fit this description today are the global transportation market and the residential co-generation market in Japan.

We are focused on our core competency – fuel cell stack design, development and manufacturing.  Our resources are primarily concentrated on automotive applications. However, secondary markets of interest such as co-generation and backup power will also be pursued as appropriate.  We believe that this strategy offers shareholders the greatest value by positioning us to compete effectively in the largest and most attractive fuel cell markets and by extending our cash reserves.   We will also develop, manufacture and market components, subsystems and derivative products that are based on technologies developed in our fuel cell business, including power electronics, electric drive systems and carbon fiber products.

Our Markets and Products

Market and Regulatory Overview

Energy security, climate change and air quality continued to be focus areas for government policy in 2004.  We expect governments to continue to play a positive role in supporting research and development, enabling market access for products and working collaboratively with industry to overcome barriers to commercialization.   Through the various programs which governments have been implementing, they have supported product demonstrations, established supportive regulatory regimes, purchased fuel cell products and supported continued research and development for fuel cells, hydrogen and related technologies.  Another key area of government involvement that has been and will remain critical to enabling commercialization is the support for the development and harmonization of codes, standards and permitting requirements for vehicles, infrastructure and buildings.

More specifically, in the United States, the administration of President George W. Bush began funding and implementing the announced $1.7 billion hydrogen and fuel cell initiative (to run for a five-year period from 2004 to 2008).  The initiative supports the Administration’s Freedom CAR and Hydrogen Fuel Initiative and is largely being delivered through the US Department of Energy (“DOE”).  Several competitive solicitation awards were announced in 2004 with Ballard benefitting from three awards.  Two of the awards were part of the DOE’s significant ($380M) Technology Validation award to demonstrate fuel cell vehicles.  Both Ford and DaimlerChrysler were awarded funds to demonstrate their fleets in the United States and we will be the exclusive fuel cell supplier for these fleets.  The third award we received was a $1.55 million contract to conduct research and development into high voltage DC-DC converters.

The State of California is also leading the way in advancing the goal of hydrogen infrastructure proliferation with Governor Schwarzenegger’s Hydrogen Highway initiative.  The goal of the Hydrogen Highway’s implementation team in 2004 was to complete the development of a blueprint plan.    We participated in several meetings to provide input to the development of this plan and also worked closely with the California Fuel Cell Partnership (“CaFCP”) to develop its input.  As the pre-eminent fuel cell and hydrogen light duty vehicle demonstration in the world, we anticipate the CaFCP will continue to play a vital role in the roll-out of the Hydrogen Highway over the next several years. The CaFCP has also committed to support the implementation of the Hydrogen Highway initiative through its current programs and additional activities as required (following announcement of the Governors’ plan in early 2005).

We anticipate that the Zero Emission Vehicle (“ZEV”) regulations of the California Air Resources Board (“CARB”) will continue to drive technology development and the future market for fuel cell vehicles.  We anticipate the next major development in the ZEV regulations will be CARB’s fuel cell technology review to be conducted in late 2006 or 2007.  A significant development in late 2003 and early 2004 was the State legislature passing a law requiring CARB to develop a plan to regulate and reduce the emission of green house gases (“GHG”) from vehicles starting in 2009.  In response to the legislature, CARB developed a plan and proposed suggested pathways for manufacturers to potentially address the GHG emission requirement.  In response, the large auto manufacturers filed a lawsuit to block the regulations claiming the proposed regulations targeted fuel efficiency and fuel economy (both of which are federally regulated).  The matter is now before the courts.  If GHG regulations remain in place following the lawsuit and come into effect in 2009, it is anticipated that other states (mainly the Northeastern states in the U.S.) will follow California’s lead and enact similar regulations.  The Canadian government is also considering implementing the proposed GHG regulations

In Canada, the Canadian government began to roll-out new funding (in existing programs) utilizing the Cdn $215 million in funding it announced in October 2003 to support the acceleration of fuel cell and hydrogen technology development and demonstration.  This funding helped establish the Hydrogen Highway in British Columbia and the Hydrogen Village in Toronto, Ontario.  The government also confirmed funding for a small fleet of five Ford fuel cell vehicles to be operated as part of the Hydrogen Highway initiative in Vancouver, B.C.

In Japan, a variety of government programs supporting vehicle demonstrations, stationary power generation and fuel infrastructure development continued in 2004.  Under the Millennium Program, we continue to work closely with Ebara Corporation, through our associate company, Ebara Ballard, to develop a 1 kW combined heat and power stationary fuel cell generator for residential use.  Ebara Ballard was selected to advance to the next phase of development with both Tokyo Gas and Osaka Gas to commercialize its 1 kW stationary fuel cell generator in Japan.  Ebara Ballard is also working with Toho Gas to develop and commercialize a similar product.

The European Union (“EU”) further developed its European Hydrogen and Fuel Cell Technology Platform and the accompanying European strategy and implementation plan to coordinate and accelerate fuel cell commercialization in Europe.  No new funding was announced in 2004 but a new program is anticipated in 2005 as part of the EU’s 7th framework initiative.

Internationally, the International Partnership on a Hydrogen Economy (“IPHE”) began to take shape as government members met in various sub groups to create a plan for this new international alliance.  It is anticipated, based on the action plan developed in Beijing in May 2004, that the IPHE will play a crucial role in harmonizing codes and standards, developing an integrated global hydrogen roadmap, promoting the sharing of data amongst demonstrations, promoting the sharing of information amongst government programs and developing an agreed upon communication and outreach package.

With regards to other jurisdictions of interest, the Chinese government continues to focus more attention on hydrogen and fuel cells as solutions to China’s pressing energy supply demands as well as its increasingly stifling air quality challenges.  While the most visible support for the technology is the fuel cell bus demonstration the Chinese government is jointly funding with the United Nations Development Program (“UNDP”) (3 Citaro fuel cell buses in Beijing powered by Ballard fuel cells), it is also committing funding to various research institutes and universities to develop fuel cell materials, stacks, systems and vehicles.

Fuel Infrastructure Programs. Through our involvement in organizations such as the CaFCP, the Canadian Transportation Fuel Cell Alliance (the “CTFCA”) and involvement in initiatives such as the California Hydrogen Highway and European Fuel Cell Bus Project (See “Transportation Markets – Buses”), we are collaborating to encourage the establishment of an appropriate fuel distribution infrastructure for fuel cell vehicles.

The CaFCP, headquartered in Sacramento, California, is a unique collaboration of automotive manufacturers, energy companies, technology companies and government agencies, focused on undertaking the steps necessary to successfully introduce commercial fuel cell vehicles in California.  Co-founded by Ballard in 1999, the CaFCP is exploring the paths to commercializing fuel cell vehicles by examining such issues as fuel infrastructure requirements, fuel purity, interconnection standards, vehicle, building and fuel safety, codes and standards and public education and outreach.  In addition to Ballard, the current members of the partnership include automakers DaimlerChrysler, Ford, General Motors Corp. (“GM”), Honda Motor Company (“Honda”), Hyundai, Nissan Motor Co. Ltd. (“Nissan”), Toyota Motor Company (“Toyota”) and Volkswagen AG (“Volkswagen”), fuel providers ChevronTexaco Inc. (“ChevronTexaco”), Shell Oil Company, BP PLC and Exxon Mobil Corporation (“Exxon Mobil”), the U.S. DOE, Transportation and Defense, the Environmental Protection Agency, the CARB, the South Coast Air Quality Management District, the California Energy Commission and UTC Fuel Cells, as well as a number of associate partners.  The overarching goal of the CaFCP in 2005 will be to serve as a forum for developing and disseminating information for use both internally among members and externally by government, stakeholder organizations and the public, as appropriate.  The CaFCP intends to accomplish this goal through its technical, implementation and communications programs.

The CaFCP continues to actively pursue industry collaboration to develop infrastructure, codes and standards and the demonstration of fuel cell vehicles.   Specific vehicular goals in 2005 include having auto companies place fuel cell passenger cars into fleet service in California (targeting up to 300 by 2007) and transit companies operating up to seven fuel cell buses in regular transit service.  Government and energy companies will support these deployments through infrastructure development and other support.  Key technical programs will focus on vehicle interoperability, fuelling station accessibility and training first responders.

In Canada, the CTFCA is a Cdn. $33 million (over 5 years) initiative funded by the Government of Canada for the development and demonstration of fuelling infrastructure in Canada.  Several projects were announced in 2004 including the Hydrogen Highway in British Columbia and the Hydrogen Village in Toronto.

Product Overview

We have developed a number of portable and stationary PEM fuel cell power generation systems and PEM fuel cell engines for transit buses and automobiles.  We also design, develop and manufacture a number of key subsystems and components.  These subsystems and components can be used in a variety of PEM fuel cell and non-fuel cell applications.  The nature of our products are such that the timing of commercialization of many of our products will largely be influenced by the market roll-out plans of our customers as well as the development of a hydrogen infrastructure.  The following table lists the key PEM fuel cell and non-fuel cell products we currently produce or have under development or testing.

Market	Product	Application	Status
Transportation	Light-duty PEM fuel cell engine(1)	Automobiles and hybrid buses	Sales of prototypes for testing and fleet demonstration programs

	Heavy-duty PEM fuel cell engine(1)	Transit buses	In fleet demonstration and testing programs in 10 European cities; Perth, Australia; Beijing, China and California

	Mark 900 series fuel cell modules	Automobiles	Fleet demonstration commenced by Honda in December 2002. Prototypes supplied for testing and evaluation to various automobile manufacturers.

	Mark 1100 series fuel cell module (next generation)	Automobiles	Under development

	Electric drive systems	Airport ground support equipment and industrial vehicles	Commercial sales

		Fuel cell vehicles	In demonstration and testing programs

Power Generation	1 kW natural gas combined heat and power generator` (PEM fuel cell)	Residential power – continuous use (Japan)	Limited commercial sales

Market	Product	Application	Status
	75 kW Power Converter (Power electronics)	Photovoltaic	Commercial sales

	30 kW Power Converter (Power electronics)	Photovoltaic	Commercial sales

	Nexa® RM series (PEM fuel cell)	Backup and standby power	In demonstration and testing programs

	1.2 kW Nexa® power module (PEM fuel cell)	Portable and standby power	Commercial sales

	Mk 900 series short stacks	Various	Prototypes supplied for testing and evaluation to various customers

	AirGen™ fuel cell generator (PEM fuel cell)	Portable and standby power	Commercial sales for industrial and educational applications

Material Products	Carbon friction materials	Automobile automatic transmissions	Commercial sales

	Gas diffusion layers	Fuel cells	Commercial sales

(1) Upon completion of the sale of BPS AG, expected to be mid-year, our product portfolio will no longer include entire light-duty and heavy-duty PEM fuel cell engines.  We will focus on supplying automotive fuel cell modules to Original Equipment Manufacturers (“OEMs”) for incorporation into their fuel cell systems.

Transportation Markets

The internal combustion engine in transportation applications is a major source of air pollution and greenhouse gas emissions.  As a result, stringent government regulations requiring vehicle emission reductions and increases in efficiency have been enacted or proposed on both a national and regional level in the United States, Canada and many other industrialized nations.

We believe the automotive market presents the most compelling case for introduction of fuel cell technology because of the global challenges – air quality, energy security, long-term energy supply and global climate change – which fuel cells are uniquely positioned to address.  Development of automotive fuel cell technology continues to gain momentum, driven not just by the social, economic and environmental benefits, but also by the competition for technology leadership among the world’s top automakers. Together with our customers, we have put more fuel cell-powered demonstration vehicles on the road than any other fuel cell developer.  Last year alone, cars, buses and vans powered by our fuel cell engines accumulated almost one million kilometers of on-road experience.  The data accumulated from these trials is proving instrumental in the development of our next generation fuel cell technology.

As a result of regulations and initiatives in the United States and the performance characteristics of PEM fuel cells, we have focused initially on two areas of the transportation market: automobiles and buses.

Automobiles.  In October 2001, we introduced our Mark 902 fuel cell module, which is based on the architecture of the Mark 900 series fuel cells first introduced to the market in January 2000.  The Mark 902 fuel cell module is the fourth generation of our automotive PEM fuel cells.  We first demonstrated that we could produce a PEM fuel cell that met automotive OEMs’ goals for volume, weight and power in 1995 with the introduction of the Mark 700 series fuel cells.  The Mark 900 series fuel cells enhanced the power density of the Mark 700 series fuel cells within a design that used lower cost materials and volume-manufacturing processes.  The Mark 902 fuel cell module continues the design trend of the Mark 900 series fuel cells with a lower cost design that is further optimized for volume-manufacturing, as well as having improved power density and scalability.  The Mark 902 fuel cell module can be used both in transportation and power generation applications, and is scalable from approximately 3 kW to 300 kW.  We are currently developing technical specifications and program plans with DaimlerChrysler and Ford for the next generation automotive fuel cell module.

In October 2002, DaimlerChrysler unveiled its newest generation fuel cell vehicle, the Mercedes-Benz A-class F-Cell, powered using a Ballard® fuel cell power train.  DaimlerChrysler has placed this vehicle with customers in Europe, Japan, Singapore and the United States as part of a 60-vehicle global fleet demonstration program.  During 2004, DaimlerChrysler delivered a Mercedes Benz F-Cell using a Ballard® fuel cell power train to German Chancellor Gerhard Schroeder for his office motor pool and another to the South Coast Air Quality Management District in California.  In addition, United Parcel Service has launched three Dodge Sprinter delivery vans powered with our fuel cells in California and Michigan.

In September 2004, Ford unveiled the first of 30 Ford Focus production vehicles powered using a Ballard® fuel cell powertrain for customer use under the U.S. DOE demonstration program.   Five of these Ford Focus vehicles will be placed in Vancouver under lease for demonstration.

In June 2004, the Japan Automobile Research Institute ordered our light duty fuel cell engine and related technology for testing and evaluation purposes.  The information collected will be used for benchmarking purposes and will assist in advancing standardization activities in Japan.

In addition to our partners in the Vehicular Alliance, we have supplied, and plan to continue to supply, Ballard® fuel cells to a number of automobile manufacturers for testing and evaluation, including Honda, Nissan and Volkswagen, among others.  In December 2002, we signed an agreement with Honda for the supply of up to 32 of our Mark 902 fuel cell modules and support services to support Honda’s fuel cell vehicle customer demonstration programs in the United States and Japan.  We completed delivery of these modules in 2004.

In August 2004, we announced a $3.6 million follow-on contract with a major global automaker covering expanded technology benchmarking and evaluation activities.  As part of this agreement, the automaker evaluated the performance and capabilities of our current and advanced fuel cell technologies.  This contract builds on the experience gained by the automaker from its initial purchase of our fuel cell products in 2003.

Buses.  We have developed a 205 kW heavy-duty PEM fuel cell engine that is fueled by hydrogen.  We have supplied DaimlerChrysler with 30 of these engines to support its European Fuel Cell Bus Project.  Under this project, DaimlerChrysler’s subsidiary, EvoBus, delivered 30 fuel cell buses to transit authorities in 10 European cities (Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart) for use in transit service.  The buses are part of a two-year program that is designed to introduce PEM fuel cell buses to the European market and allow the participating transit agencies to understand their use, operation and maintenance requirements.  In December 2003, we delivered an additional three heavy-duty PEM fuel cell engines to Evobus for incorporation into fuel cell buses for use in Perth, Australia as part of a demonstration program.  These buses commenced regular revenue service in September 2004.  We also delivered three heavy-duty PEM fuel cell engines to Gillig for incorporation into buses to be delivered to Santa Clara Valley Transit Authority in early 2004.  These buses entered revenue service in early March 2005.

In July 2004, we announced that we will provide three heavy-duty PEM fuel cell engines to DaimlerChrysler for integration into buses for a project funded by China’s Ministry of Science & Technology, the Global Environmental Facility and the UNDP.  These three buses will operate in Beijing as part of a two year demonstration program, beginning in late 2005.

In order to better leverage our core technology development and in response to changes in market dynamics, we plan to support future bus projects with hybridized versions of our light duty fuel cell modules.  Building on our announced hybrid bus project with the MAN Nutzfahrzeuge Group, a leading international manufacturer of commercial vehicles, we are in discussion with a number of parties on additional hybrid bus development and demonstration projects.  We do not plan to undertake any additional development of our current generation 205 kW heavy-duty PEM fuel cell engine.

Electric Drive Systems.  An electric drive system converts raw electrical power provided by a power source, such as a PEM fuel cell engine or a battery, into mechanical energy for vehicle propulsion. Our electric drive systems have application in both fuel cell powered and battery powered on-road and off-road vehicles.  We are currently marketing our electric drive systems for use in PEM fuel cell powered vehicles as well as non-fuel cell electric vehicles such as airport ground support equipment.

We have supplied electric drive systems to DaimlerChrysler, Ford, Mazda Motor Corporation (“Mazda”) and Nissan for development and testing in their PEM fuel cell-powered vehicles.

In addition to our automotive designs, we have developed a new 80 Volt AC electric drive system specifically for airport ground support equipment applications.  Working with major U.S. airlines, we have developed this product to be consistent with the standard electric drive architecture used for medium-duty applications.  We expect that as the airline industry recovers, our strong relationship with OEMs will position us well to be a leader in the supply of electric drive systems for airport ground support equipment.

Power Generation Markets

We develop, manufacture and market a variety of portable and stationary fuel cell power generation and related products ranging from 1 kW portable fuel cell power products to power electronics, in order to meet demands in a number of market segments. The co-generation market in Japan fits well within our strategic criteria of large volume potential, strong driving forces for adoption and significant government funding and regulatory support.  We believe that in the medium and long term, the most effective path for us to penetrate other power generation markets, such as the global back-up power markets is to leverage our low cost automotive fuel cell technology.  In the near term, we will work with OEMs and systems integrators to address niche applications in the back-up power market and conduct a small number of field trials to develop applications experience and market understanding.

1 kW Residential Power Generator.  We are working with Ebara Ballard to develop a 1 kW natural gas-fueled co-generation stationary PEM fuel cell power generator targeted at the Japanese residential market.  The unit will supply up to 1 kW of electricity, as well as heat and hot water, while the utility grid will satisfy the electrical demand over 1 kW.  In January 2003, Ebara Ballard unveiled the first generation of its pre-commercial generator (third generation prototype), with a total system efficiency of 92% and 17% less in volume than the previous second generation prototype unit.  Ebara Ballard is working with Japan’s three largest natural gas companies, Tokyo Gas, Osaka Gas and Toho Gas to commercialize this product.  We began shipments of fuel cell stacks at the end of 2004 to support Tokyo Gas’s limited commercial launch and the Japanese government’s monitoring program.  To date, more than 60 Ballard-powered generators have been demonstrated and tested in Japan.

In Japan, one of the objectives of the government-sponsored Millennium Project is the successful commercialization of stationary fuel cell systems.  The Millennium Project establishes clear technological targets, with several corporations competing to bring a 1 kW product to market in the near future.  The government is offering significant consumer subsidies to the companies that can successfully deliver a 1 kW product that meets the government’s performance expectations to market.  We are participating in the project through Ebara Ballard.

Nexa® Power Module.  We launched our first commercial fuel cell product, the 1.2 kW Nexa®  power module, in September 2001.  The Nexa® power module is designed for integration by OEMs into a wide variety of industrial and consumer end-use product applications.  The power module consists of PEM fuel cells integrated with other key system components into a single unit.

We have supplied over six hundred Nexa® power modules to customers in 22 countries, primarily to OEMs and education and research institutions.  Through these sales, many customers are learning about the operating advantages of fuel cells and, in the case of OEMs, how our fuel cells could enrich their product portfolios.

During 2003, Ebara Ballard launched the FC Box, an 850 watt fuel cell power generator incorporating our Nexa® power module, which was the first commercially available PEM fuel cell power generator to be sold in Japan.  This hydrogen-fueled portable power generator is designed for a variety of uses, including backup power, power for construction, manufacturing and communications and remote power supply.

AirGen™ Fuel Cell Generator. We continue to offer the AirGen™ fuel cell generator to customers for industrial and educational purposes, in order to build awareness and promote the study of fuel cell technology in schools.  However, we have decided to suspend further development of our AirGen™ fuel cell generator as the development costs to integrate a metal hydride fuel solution are not justified given the relatively small market potential of the product line and the high product cost at this time.

Nexa® RM Series.  In August 2003, we introduced the Nexa® RM Series, a hydrogen fuelled stationary fuel cell power generator to meet the needs of the backup power markets.  The Nexa® RM Series is based on the Nexa® power module, and its power output is scalable in 1 kW increments to meet individual customer requirements.  We have delivered Nexa® RM systems for utility and server room UPS and telecommunications field trials.  The Nexa® RM Series has been designed for industry-standard 19-inch rack mounting and can be sited indoors.  It can also be sited outdoors, thereby freeing up valuable indoor floor space.  The system includes electrical connections, an exhaust system and safety features along with redundancy capability for specific market requirements.  MGE UPS Systems (“MGE”) is working with us in the distribution and servicing of the Nexa® RM Series.

MGE has launched its Evolution UPS product line, which incorporates our Nexa® RM Series fuel cell modules.  In addition, MGE announced in April 2004 a further product, the Pulsar EX RT, which also incorporates our Nexa® RM Series fuel cell modules.  The Pulsar EX RT is an extended runtime online UPS targeting mission critical applications requiring long duration backup power.

During 2004, we began field trials of our Nexa®  RM Series. While price points in the backup power markets are higher than those required for high volume automotive commercialization, we believe that penetration of fuel cells into these markets will be challenging due to the need to achieve a cost that is competitive to incumbent battery technologies and the lack of broader support (e.g. customer or government funding, macroeconomic drivers) for this technology transition.  While the initial back-up power generation market is likely to be limited in size and slow to develop over the next five years, we believe that our power generation market opportunities will expand dramatically as our fuel cell technology progresses towards automotive cost and performance targets.

Mk900 Short Stacks.  In 2004, we began supplying selected customers with scaled down versions of our Mk900 series automotive modules for use in a variety of applications, including industrial vehicles and high altitude vehicles.  We will continue to provide these products to customers with demonstrated fuel cell systems development and integration expertise in these and other markets.

Power Electronics for Stationary Power Generation.  We have adapted the power electronics technology incorporated in our electric drive systems for fuel cell vehicles for use in stationary power generation applications.  Our power electronics include power inverters, DC to DC converters, power modules, low voltage controls, and software that allow operation in grid parallel or grid independent modes and provide a variety of safety and power quality functions.  In 2002, we started to market our power electronics for micro gas turbine applications and we have since then successfully released a UL1741 certified 75 kW and 30 kW power converter product for the photovoltaic (solar) market.

The Ecostar™ power converter is able to accept a wide range of input power in both DC and AC forms, and to convert this power to make it fully compatible with the electric grid.  Using the Ecostar™ power converter as a platform, we are able to modify it for other applications.  Although the product has been adapted for use in a variety of applications including flywheel, battery and grid simulation, we are focussing the power converter for photovoltaic (solar) applications.  Other potential applications include wind turbines and fuel cells.  We are directing our marketing and sales efforts primarily in California, which has the most significant level of government support for solar power installations.

Material Products

We develop, manufacture and sell carbon fiber products for automotive applications, through our Material Products Division, which is a Tier 1 supplier to the automotive industry.

The primary carbon fiber products we produce are for automatic transmissions, as well as gas diffusion layers (“GDL”) for use in PEM fuel cells.  The GDL is a key component of the membrane electrode assembly (“MEA”) and plays an important role in the overall performance and cost of a fuel cell.  It is responsible for carrying the reactant gases to the electrocatalyst layers, and assists in the removal of water by-product.  In addition to playing a key role in water management, the GDL also provides a pathway for electrical conductivity and for effective heat removal from the MEA.

Carbon fiber products are used to make lightweight composite materials for applications that require high temperature resistance, high strength, controlled conductivity and flow and excellent friction and wear properties.  Our carbon fiber products are also used in off-road and heavy-duty truck brakes and in precision drag systems for high performance fishing reels.

We are currently supplying an automotive manufacturer, under a five-year contract extension awarded in 2001, with carbon friction material for automotive transmissions.  Over the term of our supply contract extension, valued at more than U.S. $50 million, our carbon materials are being used in over 5 million automatic transmissions for North American vehicles annually.

During 2002, we introduced a new family of carbon fiber paper products under the AvCarb™ trademark for GDL applications.  AvCarb™ carbon fiber papers are designed to be cost effective and to provide higher operating performance in PEM fuel cells.  The first two members of the family are AvCarb™ P-50 and AvCarb™ P-50T, which includes a teflon coating.  Both are manufactured using a proprietary continuous carbonization process under ISO 9001 and QS-9000 quality systems.  They are available in continuous rolls, and designed to enable MEAs to be manufactured using high speed automated assembly techniques.

Revenues from Market Segments

Our business operates in three market segments, Transportation, Power Generation and Material Products.  The following chart shows the percentage of total revenues derived from each segment and the portion of revenues from each segment which arise from sales to investees and sales to other customers, for the years 2003 and 2004.

	2004	2003
Revenues from Transportation
Percentage of total revenues	78.6%	86.0%
Portion representing sales to customers other than investees	78.6%	86.0%
Portion representing sales to investees	Nil	Nil

Revenues from Power Generation
Percentage of total revenues	5.5%	2.8%
Portion representing sales to customers other than investees	3.5%	1.2%
Portion representing sales to investees	2.0%	1.6%

Revenues from Material Products
Percentage of total revenues	15.9%	11.2%
Portion representing sales to customers other than investees	15.9%	11.2%
Portion representing sales to investees	Nil	Nil

Strategic Alliances

Vehicular Alliance – Overview and History

We have entered into the Vehicular Alliance with DaimlerChrysler and Ford for the development and commercialization of PEM fuel cells, PEM fuel cell engines and electric drive systems for use in vehicles. Under the Vehicular Alliance,

•                       We are responsible for the research, development, commercialization, manufacture, marketing, sale and service of PEM fuel cells, vehicular PEM fuel cell systems, electric drive systems and the integration of PEM fuel cells, PEM fuel cell engines and electric drive systems to form complete vehicular fuel cell power trains;

•                       We can sell PEM fuel cells, PEM fuel cell engines and electric drive systems for any applications, including for vehicles, to customers other than DaimlerChrysler and Ford;

•                       Subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of PEM fuel cells or vehicular PEM fuel cell systems, and, in the case of Ford, electric drive systems for vehicles; and

•                       Subject to certain limited exceptions, DaimlerChrysler and Ford must purchase vehicular PEM fuel cells and vehicular PEM fuel cell systems from us and Ford must also purchase fuel cell electric drive components and systems from us.

Acquisition of XCELLSIS and Ecostar.  On November 30, 2001, we acquired, or received the right to acquire, from DaimlerChrysler and Ford all of their interests in XCELLSIS (now BPS AG) and Ecostar (now BPSC) (the “Transaction”).  Before the

Transaction, each of XCELLSIS and Ecostar was jointly owned by us, DaimlerChrysler and Ford.  Under the Transaction, we

•                       acquired from DaimlerChrysler, a 1.6% interest in XCELLSIS and its 17.0% interest in Ecostar in exchange for 1,792,059 of our common shares,

•                       entered into a contract to acquire from DaimlerChrysler the remaining 49.9% interest in XCELLSIS on or before November 15, 2004 (which has been extended), pursuant to which DaimlerChrysler will transfer such interest to us in exchange for 7,613,212 of our common shares, and

•                       acquired from Ford, its 21.8% interest in XCELLSIS and its 62.1% interest in Ecostar in exchange for 8,998,252 of our common shares.

With majority control of BPS AG, we are entitled to appoint all the members of the governing bodies of BPS AG and its management and are able to establish the business strategy for BPS AG.  For the purposes of determining its rights under the Vehicular Alliance, DaimlerChrysler is treated as if it owns all of our common shares to be issued to it on the transfer of the remaining BPS AG shares to us.  As part of the Transaction, we also entered into a new vehicular alliance agreement with DaimlerChrysler and Ford, which replaced the previous alliance agreement entered into in 1998.

As part of the Transaction, DaimlerChrysler and Ford also invested a total of Cdn. $55 million (U.S. $34.5 million) in us at closing by way of a private placement, under which DaimlerChrysler purchased an additional 1,103,549 of our common shares for Cdn. $30 million (U.S. $18.8 million) and Ford purchased an additional 919,624 of our common shares for Cdn. $25 million (U.S. $15.7 million).  DaimlerChrysler and Ford had also agreed to invest an amount up to an aggregate Cdn. $55 million in us if and when we undertook any equity offerings before November 30, 2004.  However, DaimlerChrysler and Ford subsequently agreed to eliminate the existing requirement to link this equity investment to a larger equity offering, and to provide this funding upon our request at any time after December 31, 2003.  In January 2005, DaimlerChrysler and Ford invested Cdn.$55 million in us in exchange for the issuance to them of 4,457,545 of our common shares, as discussed under “Recent Developments”.

DaimlerChrysler and Ford continue to appoint directors in accordance with their respective percentage ownership of our common shares.  The number of directors that may be appointed by each of DaimlerChrysler and Ford may decrease if there is a decline in their respective percentage ownership of our outstanding common shares.  DaimlerChrysler and Ford may not vote their common shares in us in connection with the election of directors, except for the provision of a proxy to vote in favour of the election of directors nominated by our management.  Currently, each of DaimlerChrysler and Ford may appoint two directors.  See “Directors and Officers”.

Summary of the Vehicular Alliance.  The following is a summary of the key terms and conditions of our current Vehicular Alliance.  As discussed under “Vehicular Alliance – Proposed Changes” we are in discussions with DaimlerChrysler and Ford regarding the sale of our interest in BPS AG, which will involve an amendment of a number of rights and obligations under the Vehicular Alliance.

The term of the Vehicular Alliance continues until 2021, and is subject to early termination by DaimlerChrysler or Ford only in the event of a fundamental breach of the agreement by us.  If DaimlerChrysler or Ford commits a fundamental breach, either non-breaching party may cause the breaching party to exit the Vehicular Alliance, in which case its rights (but not its obligations or restrictions) are terminated and the Vehicular Alliance continues between the non-breaching parties.  In the event of a take-over bid of Ballard by a third party, DaimlerChrysler and Ford may tender into the bid and exit the Vehicular Alliance.

DaimlerChrysler and Ford have agreed that they will not compete with us during the term of the Vehicular Alliance with respect to the development and sale of PEM fuel cells and vehicular PEM fuel cell systems.  Ford has also agreed to not compete with us with respect to electric drive systems for vehicular applications, and DaimlerChrysler has also agreed to not compete with us with respect to electric drive systems (or components thereof) that DaimlerChrysler may in the future agree to purchase exclusively from us.  These non-competition obligations continue even if DaimlerChrysler or Ford exit or are removed from the Vehicular Alliance by reason of its fundamental breach.  However, if we commit a fundamental breach and DaimlerChrysler or Ford elects to terminate the Vehicular Alliance, or a third party makes a take-over bid to which DaimlerChrysler or Ford tenders all of its common shares in us, DaimlerChrysler and Ford may be relieved of these restrictions.

As an exception to the non-competition provisions, DaimlerChrysler and Ford may conduct research independently on PEM fuel cells, vehicular PEM fuel cell systems and, in the case of Ford, electric drive systems.  All results of this independent research must be made available to us and we have the right to acquire any intellectual property resulting from it at cost.  The developing party cannot commercially exploit the results of the independent research in areas governed by the non-competition obligations.

Many of DaimlerChrysler and Ford’s rights are linked to maintaining ownership of certain of our common shares owned by them (the “Ballard Base Shares”).  Ballard Base Shares for each of DaimlerChrysler and Ford are our common shares owned by them on November 30, 2001 (other than 2,023,173 of our common shares they acquired pursuant to a private placement completed on November 30, 2001 as part of the Transaction) plus (a) any Ballard Base Share of DaimlerChrysler or Ford purchased by and transferred to the other of them, and (b) any of our common shares derived from, or issued as a stock dividend on, Ballard Base Shares.  The common shares DaimlerChrysler and Ford received upon the closing of the Call Agreement are not considered to be Ballard Base Shares.  DaimlerChrysler’s Ballard Base Shares include our common shares to be issued to DaimlerChrysler on the transfer of the remaining BPS AG shares to us.

Until November 30, 2007, DaimlerChrysler and Ford may not transfer any of their Ballard Base Shares other than to each other or in the event of a take-over bid by a third party.  Further, DaimlerChrysler and Ford may not until November 30, 2007 transfer any of our other common shares they own (non-Ballard Base Shares) without our consent, which consent may not be unreasonably withheld.  Neither DaimlerChrysler nor Ford may dispose of any of its Ballard Base Shares unless it first offers to sell such shares to the other and gives us notice of its intention to sell such shares.

Under the current Vehicular Alliance, except in certain limited circumstances, we have the exclusive right to supply DaimlerChrysler and Ford with vehicular PEM fuel cell and vehicular PEM fuel cell systems and, in the case of Ford, electric drive systems for electric vehicles other than hybrid vehicles.  We have the first right to supply Ford with electric drive systems for hybrid-powered vehicles.  DaimlerChrysler is not obligated to purchase electric drive systems (or components thereof) from us.  All sales of products by us to DaimlerChrysler or Ford must be made at arm’s length prices and terms, but in no case on less favourable terms and conditions than sales to any other arm’s-length party, taking into account cost, quality, quantity, delivery, performance and other relevant factors.

Under the Vehicular Alliance, certain decisions of our board of directors are subject to voting provisions (the “Limited Voting Provisions”) which require approval by a majority of the directors which include at least one of the directors appointed by DaimlerChrysler or Ford.  If any director appointed by DaimlerChrysler or Ford is absent or abstains, a simple majority will suffice, which majority need not include one of the directors appointed by DaimlerChrysler or Ford.  See “Share Capital – Class A Share and Class B Share” for details regarding the Limited Voting Provisions.

Many of the decisions that are subject to the Limited Voting Provisions, such as the sale of substantially all of our assets, an amalgamation, or a change in our authorized share capital, would, in any event under applicable corporate law, require the approval of our shareholders by way of a special two-thirds majority vote.  As long as DaimlerChrysler and Ford own in the aggregate more than one-third of our outstanding common shares, we could not proceed with any transaction requiring a two-thirds majority vote if both DaimlerChrysler and Ford were to vote against such transaction, even if the Limited Voting Provisions did not exist.

Provided DaimlerChrysler and Ford retain ownership of their Ballard Base Shares, they may, if they both agree, require the removal of one or more of our Chief Technology Officer (or other officer to whom the persons responsible for research and development report), our Vice-President, Corporate Strategy & Development (or other officer to whom the persons responsible for intellectual property report) and our Vice-President, Transportation.  We no longer have an executive officer in the position of Vice-President, Transportation.

Under the Vehicular Alliance, DaimlerChrysler and Ford are able to earn lead times ranging from six to nine months for pre-commercial vehicular PEM fuel cell products upon their commitment to purchase specific volumes of those products from us.  These lead time provisions do not preclude us from developing pre-commercial products for, or selling those products to, other automotive manufacturers that fund separate development programs for such products.  These lead time provisions do not apply to any product once commercial sales of such product commence.

Under the Vehicular Alliance, each of the parties and its subsidiaries is entitled to royalty-bearing licenses to technology developed by the other parties in certain circumstances, including the following:

•                       DaimlerChrysler may obtain a royalty-bearing license to our vehicular PEM fuel cell and vehicular PEM fuel cell systems technology after November 30, 2007 and may only obtain a license to specific electric drive technology if it has purchased the applicable electric drive products exclusively from us over a specified period of time and has committed to continue to do so.

•                       Ford may obtain a royalty-bearing license to our vehicular PEM fuel cell and vehicular PEM fuel cell and fuel cell systems technology: (i) if Ford has exclusively purchased from us all vehicular PEM fuel cell systems required by it for its commercial production of fuel cell-powered vehicles and it continues to own its Ballard Base Shares; (ii) after 2011 if Ford has not achieved commercial production of fuel cell-powered vehicles despite its reasonable efforts to do so and it continues to own its Ballard Base Shares at the time the request for the license is made; or (iii) after November 30, 2007 and after we have achieved regular series production of vehicular PEM fuel cells for commercial sales and are unable or unwilling to supply Ford with such products.  Ford may request a royalty-bearing license to our electric drive technology after November 30, 2007.

•                       We have limited rights to obtain licenses for vehicular fuel tanks from DaimlerChrysler and Ford and for certain electric drive systems or components from DaimlerChrysler.

Each of the licenses to be granted to DaimlerChrysler and Ford includes only those improvements which are made by us during the term of the Vehicular Alliance.  In addition, if DaimlerChrysler and Ford make improvements to technology to which they have a license, such improvements must be licensed back to us on a royalty-free basis.  The licenses to DaimlerChrysler and Ford will be perpetual, world-wide, non-exclusive, non-transferable and royalty-bearing.  If the relevant parties cannot agree on the terms and conditions of a license, including the license form and royalty amount, such terms and conditions may be settled by arbitration, and the royalty amount will be based on the amount that would be negotiated by parties at arm’s length.

Under the Vehicular Alliance, if we undertake an equity offering, DaimlerChrysler and Ford have rights to maintain a certain percentage ownership interest in us.  If either of DaimlerChrysler or Ford does not fully exercise its purchase rights when entitled to do so, the other of them may purchase additional common shares in us provided the combined ownership interest of DaimlerChrysler and Ford following such purchase does not exceed 42.5%.  These rights can be exercised concurrently with each equity offering or, in certain limited circumstances, within 60 days after completion of the offering.

Under the Vehicular Alliance, neither DaimlerChrysler nor Ford may purchase any additional common shares in us if, following such purchase, their combined ownership of our outstanding common shares would exceed 42.5% except:

•                  before November 30, 2005,

•                  if DaimlerChrysler or Ford, or both, make a take-over bid that, if fully accepted, would result in them owning all of our outstanding common shares; or

•                  if a take-over bid is made by a third party, DaimlerChrysler or Ford, or both, may make a competing take-over bid for at least the number of our common shares that such third party offered to purchase under its take-over bid;

•                  after November 30, 2005 but before November 30, 2007, DaimlerChrysler or Ford, or both, may make a take-over bid that, if fully accepted, would result in them owning, in the aggregate, at least two-thirds of all of our outstanding common shares;

•                  after November 30, 2007, DaimlerChrysler or Ford, or both, may make a take-over bid that results in

•                  if DaimlerChrysler and Ford jointly make the bid, them acquiring not less than the greater of:

a)              20% of all of our outstanding common shares; and

b)             the number of our common shares so that they own more than 50% of all of our outstanding common shares; or

•                  under certain circumstances, if only one of DaimlerChrysler or Ford holds its Ballard Base Shares, that party acquiring more than 10% of all of our outstanding common shares through a take-over bid; and

•                  DaimlerChrysler and Ford are permitted to purchase our common shares under the Call Agreement so long as their combined ownership in us is no more than 45% of our outstanding common shares after such purchase.

Vehicular Alliance – Proposed Changes

On July 8, 2004, we entered into a non-binding MOU with DaimlerChrysler and Ford, under which it is contemplated that DaimlerChrysler and Ford will acquire our 50.1% interest in BPS AG. In exchange, DaimlerChrysler and Ford will return to us nine million of our common shares that they currently own, which will then be cancelled. In addition, the existing forward sale agreement, related to the purchase by us of the remaining 49.9% interest of BPS AG from DaimlerChrysler in exchange for the issuance of 7.6 million common shares of Ballard to DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPS AG by DaimlerChrysler and Ford. As the terms of the existing forward sale agreement require the purchase by us of the remaining 49.9% interest in BPS AG to be completed by November 15, 2004, the agreement has been extended and we expect it will continue to be extended until BPS AG is sold.

Negotiations to complete the transactions contemplated by the MOU have taken longer than initially expected due to the complexity of the transactions and the time required to settle a number of issues related to the transactions. While the MOU has expired, the parties are continuing to negotiate the detailed terms and conditions of the transaction in a manner generally consistent with the MOU, with the exception that the scope of the transaction may also include a reallocation of the responsibility for the development of electric drives for hybrid vehicles.  Currently, we have a right of first offer to supply Ford with electric drives for their hybrid vehicles, and Ford may not compete with us in the research, development, commercialization, manufacture, marketing, sale and service of electric drives for hybrid vehicles.  Ford has proposed that the terms of the Vehicular Alliance regarding electric hybrid e-drives be removed, in exchange for consideration which is currently being negotiated but which likely will involve Ford returning to us an additional number of our common shares.  We expect to complete the transaction around mid-year, subject to further approvals by our board of directors, by our shareholders and any required approvals of regulatory authorities in Canada, the United States and Germany.

Upon completion of the sale of BPS AG, we will continue to be responsible for the research, development and manufacture of fuel cells for DaimlerChrysler and Ford and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell support system (balance-of-plant). Under the terms of the MOU, DaimlerChrysler and Ford will also provide us up to $58 million in future funding for our development of the next generation vehicular fuel cell and the next generation electric drive system for fuel cell vehicles, subject to achieving predefined milestones.

Following the close of the transaction, DaimlerChrysler’s ownership in us is expected to increase from 17.9% to 18.7%, and Ford’s ownership in us is expected to decrease from 19.6% to 13.9%. DaimlerChrysler’s and Ford’s representation on our board of directors is expected to remain unchanged.

Stationary Power Alliance

In the power generation market, we formed a strategic alliance in 1996 (the “Stationary Power Alliance”) with a predecessor of FirstEnergy Corp. (“FirstEnergy”), GPU Inc. through our subsidiary, BGS, and expanded the alliance in 1998 to include ALSTOM and Ebara.   FirstEnergy is an Ohio-based utility company that merged with GPU Inc. in 2001.  FirstEnergy subsidiaries and affiliates are involved in the generation, transmission and distribution of electricity; exploration and production of oil and natural gas; transmission and marketing of natural gas; and energy management and other energy-related services.  ALSTOM, based in Paris, France designs, manufactures, supplies and installs equipment, systems and solutions for the power generation and transmission industries, as well as the rail transportation industry.  Ebara, based in Tokyo, Japan, is a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems and is a leader in zero emission technology. As part of the Stationary Power Alliance, together with ALSTOM, we formed Alstom Ballard and together with Ebara, we formed Ebara Ballard.

Over the past three years, we simplified our relationships with each of FirstEnergy, ALSTOM and Ebara under the Stationary Power Alliance to increase the focus on the marketing and distribution aspects of the commercialization of our stationary fuel cell products.

In August 2001, we signed an agreement to acquire the interest of FirstEnergy in BGS in exchange for the issuance of our common shares to FirstEnergy.  In exchange for FirstEnergy’s 13.3% ownership interest in BGS, we issued 1,366,063 of our common shares to FirstEnergy.  As part of this transaction, we also appointed FirstEnergy as a non-exclusive distributor of our PEM fuel cell stationary power generators in the North Central and Northeastern United States.  The purchase of FirstEnergy’s shares in BGS closed in May 2003 after FirstEnergy received regulatory approval to proceed with the transaction.  In December 2001, we acquired EBARA’s 10.6% interest in BGS in exchange for the issuance to EBARA of 1,233,566 million of our common shares.  Ebara Ballard continues to have exclusive rights to manufacture, market, distribute, sell and service our PEM stationary power generators in Japan.  This exclusive license also includes an obligation of Ebara Ballard to purchase fuel cells exclusively from us and certain non-competition obligations between the parties.  We will also continue to collaborate with EBARA through Ebara Ballard, on products targeted for the particular needs of the Japanese market.

In December 2002, we acquired the interest of ALSTOM Canada Inc. in BGS, in exchange for 2,500,000 of our common shares.  ALSTOM has agreed to a four-year hold period on 1,900,000 of the common shares issued.  As part of this purchase, we have also amended our licensing and distribution arrangements with ALSTOM.  In place of Alstom Ballard’s exclusive distribution and manufacturing rights for Europe, ALSTOM has been granted a non-exclusive worldwide (except for Japan) right to distribute our PEM fuel cell stationary power generation products.

As a result of the acquisition of the minority shareholders’ interests in BGS described above, we now own 100% of BGS.

Joint Development Agreements and Related Investments

To expand our strength in the fuel cell industry we have established external relationships to further advance our product development efforts.  We are always looking for opportunities to improve the speed of commercialization of our products and to enhance our intellectual property position.  In addition, we strive to add to our manufacturing base, accelerate cost reduction, add value to our product offerings and access new markets for our products.  We have developed several relationships over recent years to advance this strategy.

In June 2002, we entered into an exclusive joint development with Ebara to develop pilot scale manufacturing processes and equipment for our proprietary BAM® grafted proton exchange membrane.  This agreement combines Ebara’s core processing and manufacturing capabilities with our expertise in membrane development.  The agreement provides for an 18-month development period during which activities are jointly funded by the parties.  During this period, Ebara will construct and demonstrate its pilot-scale manufacturing capabilities for our membrane and we will validate the performance of the membrane manufactured by Ebara though demonstration in our fuel cell systems.  We have extended the term of this agreement to March 2005.  The development work is progressing according to the extended plan.  We are currently negotiating with Ebara for a further extension of 12 months to take advantage of further opportunities for cost reduction.

In January 2001, we entered into an exclusive agreement with Victrex PLC to develop and manufacture ionomers for use in our proton exchange membranes.  Under this agreement, we agreed to work together to develop the manufacturing processes for our proprietary BAM® Ionomer and collaborate on the development of Victrex’s proprietary ionomer.  An ionomer is a proton-conducting polymer which is a key element of the proton exchange membrane.  We are currently evaluating with Victrex the progress and future of the joint development program to ensure that resources and efforts are allocated appropriately.

In June 2001, we entered into a joint development and supply agreement with Graftech Inc. (now called Alternative Energy Technology Inc. (“AET”)), a wholly-owned subsidiary of UCAR International Inc. (now called Graftech International Ltd.), for the development of graphitic materials and components for use in fuel cells, including flow field plates.  This joint development agreement, which is effective until 2011, expands on an initial collaboration we established with AET in 1999 regarding the use of flexible graphite materials in flow field plates for PEM fuel cells.  We also extended our previous supply agreement with AET to 2015, whereby AET will be our exclusive manufacturer and supplier of natural graphite-based material for our fuel cells, including GRAFCELL™ advanced flexible graphite for use in flow field plates of our Mark 900 series fuel cell modules.  We also became an investor in AET, by investing U.S. $5 million for a 2.5% ownership interest, to support fuel cell development and commercialization.

We continue to work with Ebara, Ebara Ballard and Osaka Gas under a collaboration agreement for the development of a 1 kW natural gas combined heat and stationary power generator for residential use in Japan.  In July 2002, BGS, Ebara and Ebara Ballard signed a further two-year collaboration agreement with Osaka Gas to further develop this product.  We are currently in discussions with Osaka Gas with respect to further development work under a new collaboration agreement.  BGS and Ebara Ballard also signed a license agreement which provided each of them with rights to license Osaka Gas’s fuel processing technology worldwide for PEM fuel cell systems under 10kW.

We also continue to work with Ebara, Ebara Ballard and Tokyo Gas to develop a residential 1 kW combined heat and stationary PEM fuel cell power generator for use in Japan.  In August 2003, we entered into a collaboration agreement, which has now been extended to March 31, 2006, with Toho Gas, Japan’s third largest natural gas supplier, for the development of a similar PEM fuel cell power generator.  See “Our Markets and Products -  Power Generation Markets – 1 kW Residential Power Generator”.

Chrysalix

In 2001, we formed Chrysalix Energy Limited Partnership (“Chrysalix”) with Shell Hydrogen and Westcoast Energy (now Duke Energy)  to promote and fund early stage companies with high growth potential in fuel cells and related systems, hydrogen infrastructure, maintenance and support services.  Since its inception, BOC, BASF Venture Capital GmbH, Mitsubishi Canada Ltd. and Boeing have also joined as limited partners, and Duke Energy has exited the partnership.  Chrysalix operates independently of us and our partners and offers to its client companies support in the form of technical knowledge, expert services and management.  We made a further investment of $1.1 million during 2004 and have to date invested a total of approximately $2.5 million.

Research and Product Development

Our research and product development strategy is to develop critical proprietary technology to support our technology and product roadmap, with respect to key components, subsystems, systems and processes for PEM fuel cell products, including (a) PEM fuel cells, (b) PEM fuel cell systems, (c) electric drive systems, (d) power electronics and (e) carbon fiber products.  Cost reduction, durability, reliability and other attributes such as freeze-start capability are fundamental requirements for our products to be successful in their respective markets.  To meet customer requirements and deliver shareholder value, we operate under a technology and product portfolio management process that is based on industry best practices, increasing the focus and speed of our research and product development execution to put products into the hands of our customers.  To achieve our cost reduction goals, we have concentrated on reducing material costs (including membrane, catalyst, GDLs and flowfield plates) and designing PEM fuel cell components, fuel cell stacks, subsystems and systems that utilize high-yielding, high volume manufacturing processes while continuing to meet the performance and reliability requirements for the targeted application.  We have also formed relationships with development partners to develop specific components and technologies for integration into PEM fuel cell products.  In conjunction with our technology management process, we are continually evaluating these relationships and where necessary, will amend and evolve our existing external relationships to reflect our increased focus on our core, near-term technology, without sacrifice to longer-term technology development.

We continue to maintain a research and development agreement with DaimlerChrysler’s internal research department that governs the activities of, and any intellectual property arising from, fully and jointly funded programs on PEM fuel cells.  This agreement is intended to accelerate research and development activities and ensure work is coordinated and focused on achieving commercialization of PEM fuel cell products for automotive applications.

At the end of 2004, we made a significant breakthrough in fuel cell technology with the accomplishment of a technology ‘hat-trick’ which comprised a 30% reduction in precious metal content of the fuel cell stack, coupled with demonstrations of enhanced performance during freeze-start operation (from –20oC) and extended durability of over 2000 hours, using a dynamic cycle focused on next generation system operation.

PEM Fuel Cells

Membranes.  The Ballard® fuel cell uses commercially available proton exchange membranes that presently represent a substantial cost component.  We actively benchmark commercially available membranes and focus, with key partners, on the development of novel polymers and the fabrication of a series of improved membranes for PEM fuel cell applications to achieve performance that is equivalent to, or better than, commercially available materials, but at lower cost.  We have developed a series of membranes that have demonstrated longevity appropriate for use in commercial applications.  In addition, we are working with other suppliers of ionomers, polymers, and membranes to further reduce cost and improve performance.  We have also had patents issued to us covering key chemical compositions and applications of the membrane.  Over the past several years, our other achievements in this area include significant reductions in cost, increased power density, development of manufacturing processes, achieving pilot-scale manufacturing capacity for the polymer used in the membrane, development of a pilot process for the manufacture of the membrane, and the expansion of the evaluation and use of the membrane across our line of product applications.   We have entered into a joint development agreement with Ebara to develop a pilot scale continuous manufacturing process for our proprietary BAM® grafted proton exchange membrane.  Under this joint development agreement, we will validate the performance specifications of the membrane through demonstration in our fuel cell systems.

Gas Diffusion Layers.  GDL is a significant component of a PEM fuel cell, allowing the uniform diffusion of hydrogen and air towards the electrocatalyst.  The quality of the GDL plays an important role in the overall performance and cost of a fuel cell. We have significant internal capability to develop, design and manufacture low-cost, continuous GDLs.  This capability, in combination with our competence in membrane, bipolar plate design, electrocatalyst layers and sealing technologies, further establishes our ability to provide solutions to increase power density, enhance durability and reliability and reduce the cost of our fuel cell products.  We develop and manufacture GDLs for use in fuel cell products.  These products are marketed to other fuel cell and MEA developers for use in their products.  These materials are available in continuous rolls, both as standard non-woven GDLs as wells as teflonated GDLs.  We continue to improve upon our GDL designs and manufacturing processes to further enhance performance and reduce cost.

In addition, through our exclusive collaboration with AET, novel GDL structures have been developed and incorporated into engineering hardware prototype products to facilitate water management processes and thereby extend the operational capability of these PEM fuel cell designs.

Membrane Electrode Assembly.  We are focused on the (a) evaluation of new processing methods, materials and technologies in an endeavour to reduce the cost, improve the performance and increase the reliability, durability and freeze-start capability of our MEAs, and (b) benchmarking of commercially available catalyst-coated membranes (“CCMs”) and MEAs.  One of the key reliability indicators is cell-to-cell-variability and we have made a significant effort to reduce this variability across the different product platforms in collaboration with our manufacturing efforts, thereby achieving gains in performance and a simplification of the MEA technology.  A key factor affecting freeze-start capability is the water distribution within MEAs.  Through careful manipulation of MEA design parameters we continue to make key advances in the area of sub-zero fuel cell stack operation.  Our strategy is to use the best CCM or MEA technology available, as determined on a product-by-product basis, to ensure that our customers receive the best performing, most reliable, and cost-effective PEM fuel cell products.

Catalysts.  We have a long-term supply agreement with Johnson Matthey PLC (“Johnson Matthey”) for catalysts used in PEM fuel cells.  In addition, we are working with Johnson Matthey on improved catalysts for enhanced activity and durability.  This work has led to the submission and issue of several key patents.  In addition, we continue to benchmark other catalyst materials to ensure that we have access to the best, most cost-effective components for our PEM fuel cell products.

Fuel Cell Plates.  We have developed proprietary fuel cell plate and flowfield technology for improved performance and cost reduction. We continue to work with AET to further enhance the performance of its materials, while improving manufacturing processes to drive cost reduction.  We also continue with benchmarking activities in this area to ensure that we have the best available components for our products.

In addition, leveraging the research capabilities of DaimlerChrysler, Ballard has evaluated and continues to develop, through joint activities, the possibilities of customized metal bipolar plate materials to increase power density and reduce costs.

Fuel Cell Systems

Fuel Cell System Design.  We design PEM fuel cell engines and systems.  We utilize modular designs for our PEM fuel cell engines in order to maximize the use of common components and subsystems, to simplify manufacturing and to maximize cost reduction across our products.  Certain components such as air supply subsystems and cooling subsystems are developed in close collaboration with our qualified suppliers.

Monitoring and Control Systems.  We have designed and manufactured monitoring and control systems for PEM fuel cell systems that provide users with push button automatic operation and incorporate appropriate safety features.  These systems allow the PEM fuel cell to meet the desired functions of our customer.  These systems also automatically record performance data and flow monitoring information, which we then use for PEM fuel cell testing and system design.  To test PEM fuel cells, we have designed and fabricated specialized instrumentation and test equipment that is not commercially available.

We also conduct research and development on fuel cell voltage monitoring sensing systems.  We are planning future design generations to include intelligent sensing features such as cell voltage prediction and fault tolerance strategies.

Electric Drive Systems and Power Electronics

Our goal is to achieve the most economic and efficient transfer of energy from a range of power sources, for both vehicle propulsion and distributed power generation, and to do so at reduced cost. Advanced technology developments in this area are concentrated in the areas of power semiconductor packaging technology, power inverters and high-efficiency electric motor technology.

Our advanced system design methods complement these technologies by understanding both the dependent and independent variables together with the constraints that determine optimal performance of electric drive systems.  These include (a) dependent variables, such as the peak current required for torque and speed performance, system weight, and software control, (b) independent variables, such as voltage variation from the power source and coolant temperature fluctuations, and (c) constraints, such as vehicle packaging and environmental conditions.

We have achieved significant design advances that will provide higher energy transfer efficiency for advanced powertrains.  These include the use of computational fluid dynamics for new cooling jacket designs, improved motor control software that will eliminate components, and improved power inverter designs that will provide higher power densities while attaining both size and cost reduction.  These efforts are resulting in new drive systems with reduced system power requirements and lower system losses, resulting in higher efficiency energy transfer.

We operate a Class 10,000 cleanroom facility in our Dearborn facility to produce customized integrated power semiconductors for power conversion.  In this area we have achieved research goals that demonstrate cost reduction, increased power density and energy efficiency, while reducing electrical noise production from improvements in the architecture.  Future work will concentrate on designs to meet high temperature component operation demanded by our customers while achieving improvement in reliability through material selection and testing.

Material Products

We are actively developing woven and non-woven carbon-based substrate materials for fuel cells and other commercial applications.  The design of these new materials allows higher performance in systems and lower cost.  In addition to the carbon fiber materials which we are producing for use as GDLs in PEM fuel cells, we are also developing highly engineered friction materials for use in automotive drive trains, allowing automatic transmissions to operate more smoothly and vehicles to achieve better fuel economy.

During 2002, we added a new coating line to our manufacturing capabilities.  The new machine precision coats and cures paper and cloth substrate material at high temperatures, and brings in-house a previously sub-contracted process.

During 2003, we continued to add to our capabilities with the demonstration of a unique continuous chemical vapor deposition processing line which is capable of producing quality rolls of carbon-carbon reinforced composite materials for high energy absorption friction applications as well as high performance fuel cell components.

Technology Partnerships Canada (“TPC”)

Under the Utilities Development Program with the governments of Canada and British Columbia, and through an agreement entered into in October 1997, the Government of Canada, through TPC, has contributed Cdn. $29.4 million (the “Contribution”) to us for the development of Ballard® fuel cells and PEM fuel cell stationary power generators.  The Contribution represented approximately 32% of the cost of a three-year program conducted by us to develop PEM fuel cell stationary power generators.  In consideration for the Contribution, the Government of Canada received certain of our common share purchase warrants and an entitlement to a royalty of 4% of gross world-wide sales of fuel cell based stationary power products utilizing our technology, to a maximum of Cdn. $35.6 million as of December 31, 2004.

This royalty on fuel cell based stationary fuel cell products becomes payable commencing at the later of:

•                  January 1, 2001; and

•                  the earlier of:

•                  January 1 of the year we report a net profit after tax in our audited financial statements; and

•                  five years following the commencement of sales of fuel cell based stationary products.

During 2004, we made payments totalling Cdn. $2,320,000 to TPC, representing 32% of proceeds on disposition of equipment originally acquired as part of our 250 kW PEM fuel cell stationary power generator demonstration program.  These payments reduced the total amount payable to TPC.

Intellectual Property

Our intellectual property strategy is to identify and protect key intellectual property developed by us, and to use and assert such intellectual property to our competitive advantage.  We believe such a strategy will assist us to be first to market with superior technology and to sustain a long-term competitive advantage in our target markets.

We use patents as the primary means of protecting our technological advances and innovations.  We have filed patents on all aspects of the technology we are developing, and we believe that the depth and breadth of our patent portfolio is highly exceptional in the PEM fuel cell industry.  The portfolio includes patents related to our PEM fuel cell designs, fuel processing, electric drive systems, power electronics, inverters, components, materials, manufacturing processes, operating techniques and systems.  Our intellectual property program also includes a strong competitor monitoring element.  We actively monitor the patent position, technical developments and market activities of our competitors.

As of February 28, 2005, we had obtained approximately 374 U.S. and approximately 684 non-U.S. granted patents.  The non-U.S. patents include patents registered in various countries in Europe and Japan.  In addition, as of February 28, 2005, we had approximately 180 published U.S. and approximately 1100 published non-U.S. patent applications, and we held exclusive and non-exclusive license rights to additional intellectual property from a number of third parties.  Our patents will expire between 2009 and 2025.

We will continue to take a strategic approach to the development and maintenance of the patent portfolio, ensuring that our patent portfolio is carefully aligned with our business strategy.  We have begun to streamline our patent portfolio (for example, with respect to our direct methanol fuel cell and fuel processing intellectual property) in line with recent corporate initiatives to streamline programs.  We will continue to eliminate some patents from our portfolio, at the same time as adding significant numbers of new key patents particularly based on our continued focus on leading-edge fuel cell technology development.  We have adopted a more flexible approach with respect to our non-alliance automotive customers that could involve licensing some of our core technology in the context of a long term strategic relationship.  We will also look at strategies to realise value from intellectual property that is not core to our business.  Our patent portfolio continues to be one of our most important assets, which we intend to use to protect our lead in the market and to support our business objectives.

Manufacturing

We must develop high-volume manufacturing capabilities in order to achieve commercialization of our PEM fuel cell products.  Our initial commercial manufacturing facility, Plant 1, is located at our corporate headquarters in Burnaby, British Columbia, and is designed to provide the manufacturing capacity necessary to meet expected customer demand through our initial market introduction phase for our transportation and power generation products.  We expect demand for our PEM fuel cells to increase following the commercial introduction of fuel cell products, and to require increased manufacturing capacity.  We will either build that capacity to meet the increased demand or outsource some or all of the manufacturing requirements.  In some circumstances, we may choose to license part or all of the manufacturing for a particular PEM fuel cell application or customer on a royalty-bearing basis.

In Burnaby, we currently have an Integrated Management System (IMS) registered to ISO/TS 16949,  ISO 9001, ISO 14001, and OHSAS 18001 standards.  These registrations reflect our approach to achieving best business system practices in the areas of Quality, Environment, Health and Safety.  We have also developed expertise in the testing of all aspects of PEM fuel cells and their components.  For ease of manufacture, product development and design take place concurrently to ensure that new designs can be more rapidly introduced in prototype form.  We subcontract some process steps or assemblies to minimize investment in equipment, particularly in the case of processes that will eventually be replaced by new manufacturing methods or materials, and non-core technology processes.  We are developing relationships with key suppliers to ensure that, as we move from laboratory-scale manufacturing to full-scale high-volume manufacturing, we will have a timely supply of key materials.  Additionally, we have established relationships with key material suppliers to enhance the quality and suitability of materials supplied and to assist in the development of our PEM fuel cell products.  An important aspect of our Vehicular Alliance is our partners’ contribution of advanced, low cost and high-volume manufacturing expertise.  We have developed, and will continue to develop with DaimlerChrysler and Ford, appropriate manufacturing processes for PEM fuel cells.

Many of the components we use to manufacture our PEM fuel cell products are unique and may require long lead times to order.  Certain components used in our PEM fuel cell products have been developed to our specifications under development and supply contracts. These development and supply agreements provide that the intellectual property created by the design of these components is owned exclusively by us, jointly by us and the supplier, or solely by the supplier, depending upon whether we have assumed any of the development costs.

In Dearborn, we have in-house capability to do low-volume final assembly and testing of our electric drive systems and power electronics products.  Our electric drive systems are produced using materials and components that are available from a variety of international sources.  Our electric drive and power electronics assembly facility is QS 9000, ISO 9001 and ISO 14001 registered. We also currently have prototype manufacturing capability for PEM fuel cell engines in Nabern, Germany.

Our facility in Lowell, Massachusetts, where we produce our carbon fiber products, is also ISO 9001 and QS 9000 registered.  The experience of our operations in Lowell as a Tier 1 automotive supplier will be valuable to us as we move into commercial production in our other manufacturing centers and as we leverage our established quality and manufacturing practices.

With respect to our current level of manufacturing, we have not faced any material problems with our sources of supply.

Facilities

We currently have the following principal facilities:

•                  a 116,797 square foot (10,850 square meter) facility in Burnaby, British Columbia, owned by us, that houses our PEM fuel cell development and our laboratory-scale manufacturing facilities;

•                  a leased 112,000 square foot (10,398 square meter) facility in Burnaby, British Columbia that houses our corporate headquarters, Plant 1 and certain of our executive and administrative offices;

•                  a leased 138,000 square foot (12,800 square meter) facility in Kirchheim/Nabern, Germany that is used for PEM fuel cell engine development, assembly and testing;

•                   a 137,000 square foot (12,728 square meter) facility in Lowell, Massachusetts, owned by us, that is used for the development and manufacture of carbon materials;

•                  two leased facilities totaling 67,200 square feet (6,243 square meters) in Dearborn, Michigan that are used for the development, assembly and testing of electric drive systems and power electronics.

We believe that these facilities are sufficient to meet our current manufacturing, product development and testing needs. As our business expands beyond the initial introduction of our products into full commercial production, we will either need to construct additional, larger scale, higher volume manufacturing facilities or outsource some of our manufacturing requirements.

We are committed to developing and manufacturing products and operating all of our facilities in full compliance with all applicable local, regional, national and international environment, health and safety regulatory standards.  Our commitment is reflected in our corporate Quality, Safety and Environmental Policy and Guiding Principles and our underlying programs and initiatives.  We have completed a detailed environmental assessment of our operations in Burnaby and Dearborn.  In turn, we have developed policies, procedures, and work instructions to manage environmental matters including air, water and waste management and reduction/minimization, transportation of dangerous goods, environmental impact and hazard assessment, and internal and external recycling programs.  In addition, we continue our participation in external environmental initiatives such as the Society of Automotive Engineers (“SAE”) working group for the development of preferred practices for the recycling of fuel cell systems.  This preferred practice was published in 2003.

Competition

Due to the wide range of possible applications for PEM fuel cells and the significant size of potential markets, the number of companies developing and marketing fuel cells and related components has grown over the past 5 years, despite recent industry consolidation.  Such industry growth not only increases public awareness of the benefits of fuel cells, but also helps increase government support of fuel cell commercialization and builds a supply base for fuel cell components and enabling technologies.

Competition for our products comes from existing power technologies, improvements to existing technologies, and new alternative technologies.  Each of our target markets is currently served by manufacturers that offer proven and widely accepted technologies and have established customers and suppliers.  In each of our target markets, there are also competitors developing alternative power technologies.

A number of corporations, national laboratories, and universities in North America, Europe, and Asia are working on PEM fuel cell technology.  Some of these organizations have financial, technological, and personnel resources greater than ours and could be significant competitors.  However, we believe that our technology is more advanced than the technology demonstrated by potential PEM fuel cell competitors and we plan to maintain our lead by diligently protecting patents, improving PEM fuel cell designs, using less and lower cost materials, developing volume manufacturing processes, and forming strategic relationships with suppliers and leading companies within our target markets.

Many companies in North America, Europe and Asia are developing PEM fuel cells and PEM fuel cell systems.  Some of the companies involved in PEM fuel cell development include, Fuji Electric, GM, Honda, Hydrogenics, IdaTech, Matsushita Electric Industrial, Mitsubishi Electric, Mitsubishi Heavy Industries, Motorola, Nissan, Nuvera, Plug Power, Proton Energy Systems, ReliOn, Sanyo, Siemens, Toshiba, Toyota, and UTC Fuel Cells.  Companies with programs for fuel cells other than PEM fuel cells include, Acumentrics, Fuel Cell Technologies, FuelCell Energy, Fuji Electric, General Electric, Hitachi Corporation, Kyocera, Mitsubishi Materials Corporation, NEC, SiemensWestinghouse, Toshiba, and UTC Fuel Cells.  Some of the companies that develop or plan to develop MEAs, or MEA components, include 3M, BASF, Dow, DuPont, Ion Power, Johnson Matthey, Umicore, and W.L. Gore & Associates.

Transportation - PEM Fuel Cell Engines

Our primary focus is the development of PEM fuel cell technology capable of replacing the internal combustion engine (“ICE”) in transportation applications.  In this market, we expect advanced ICEs, battery / ICE hybrids, and advanced batteries to be the principal competitors to PEM fuel cell engines.

Existing Technology.  Almost all motorized vehicles sold today are powered by ICEs.  PEM fuel cell engines have a number of advantages over ICEs, including the ability to operate without harmful emissions and with higher efficiency.  In addition, PEM fuel cell engines operate with very little noise and vibration, have fewer moving parts, and can provide equivalent or better performance.  However, ICEs currently have widespread consumer acceptance and are produced at commercially viable prices.  Further, automotive manufacturers and fuel companies have invested heavily in the use of ICEs and the accompanying fuelling infrastructure.

Automotive manufacturers and others are devoting significant resources to the continued development of efficient, low polluting ICEs, leading to significant advances in both gasoline and diesel fuelled ICE technology.  Current ICEs pollute far less than past ICEs and vehicles powered by certain low polluting ICEs may receive partial ZEV credit under California regulations.

PEM Fuel Cells. Our primary competition for PEM fuel cell technology for the transportation market comes from automotive manufacturers such as GM, Honda, and Toyota, and UTC Fuel Cells, which supply fuel cell systems to automotive manufacturers.  These companies have devoted significant resources to PEM fuel cell technology development and have demonstrated PEM fuel cell prototype vehicles.  Over the last few years, we have seen the competition between automotive companies intensify, with several companies introducing their demonstration fuel cell vehicles earlier than anticipated.  We may also face competition from companies selling PEM fuel cell components.

Other Emerging Technology.  Among the emerging technologies in the transportation market, PEM fuel cell engines face competition primarily from battery / ICE hybrids and, to a lesser extent, batteries.  Vehicles using these technologies have been produced and sold by major automotive manufacturers.

Research and development in battery technology is being conducted to improve performance, reduce weight, lower cost, and decrease recharging time.  Advanced batteries developed to date cannot provide an electric vehicle with the performance and consumer convenience of an ICE powered vehicle.  PEM fuel cells can however complement the use of batteries in combined battery / fuel cell-powered systems.

The number of battery / ICE hybrid vehicles on the market, or planned for market, has gone through considerable growth in the past year.  Several automotive manufacturers already offer commercial products and others plan to offer commercial products in the next few years.  Although battery-powered vehicles can meet the strict requirements for ZEVs, battery / ICE hybrids cannot, though they may receive partial credit.  Ultimately, we view the development of hybrid vehicles as a complementary bridging technology for fuel cell vehicles, given some of the common technology requirements.

Transportation - Electric Drive Systems

The principal application for electric drive technology is traction power for vehicles.  With the growth in fuel cell, battery, and hybrid automotive and industrial vehicle offerings, the demand for electric drive technology continues to grow.  However, given the nature of this technology, and its need to be incorporated into overall vehicle design, it is unlikely that electric drive train technology will be developed and produced on a large scale without the co-operation and backing of an automotive manufacturer.

Our competitors in the automotive electric drive market include automotive manufacturers such as Honda and Toyota, as well as other companies such as Aisin Seiki, Azure Dynamics, Hitachi and Mannesmann Sachs.  In the airport ground support equipment market, competitors include Curtis Instruments, Inmotion, and ZAPI.

Power Generation - Continuous Power

In the continuous power generation market, we are currently focusing on small stationary systems, with the initial product offering being a 1 kW natural gas fuelled PEM fuel cell combined heat and power generator targeted at the Japanese residential market.  We believe that PEM fuel cells have a competitive advantage over existing and emerging technologies in the small and mid-sized continuous power generation market, where noise, vibration, emission, permitting, and variable operating requirements have to be met.  PEM fuel cells also offer operating cost advantages over some existing technologies in its target markets.  We also believe that PEM fuel cell technology can be superior to alternative fuel cell technologies in its target markets, in terms of electrical efficiency, lifetime, responsiveness to load changes, and cost.  For applications that operate at higher base loads, higher temperature fuel cells, such as molten carbonate and solid oxide fuel cells, are more appropriate than PEM fuel cell technology.

Existing Technology.   Ebara Ballard’s 1 kW stationary PEM fuel cell generator competes primarily against ICE based systems, the electrical grid, and standard hot water heaters.

PEM Fuel Cells.  There are a number of companies actively involved in the manufacture of PEM fuel cells for the small to mid-sized continuous power generation market.  These companies include Matsushita Electric Industrial, Mitsubishi Heavy Industries, Nuvera, Plug Power, Sanyo, Toshiba, Toyota, and UTC Fuel Cells.

Emerging Technology.  Emerging technologies for the small to mid-sized continuous power generation market in Japan include advanced ICE based systems and solid oxide fuel cells.  Competitors using or developing these technologies include Honda in the case of advanced ICE based systems and Acumentrics, Kyocera, Mitsubishi Materials, and SiemensWestinghouse in the case of solid oxide fuel cells.

Power Generation - Back-up Power

For the back-up power generation market, we provide PEM fuel cell stack technology for portable and stationary applications.

Existing Technology.  The back-up power generation market is currently dominated by ICEs and batteries.  We believe that PEM fuel cell systems are superior to ICEs in many applications, because of their ability to operate quietly, without pollution and vibration, as well as their potential for significantly higher reliability.  We believe that PEM fuel cell systems are superior to batteries, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

PEM Fuel Cells.  Companies developing PEM fuel cell systems for back-up power generation applications include, Hydrogenics, IdaTech, Plug Power, Proton Energy Systems, and ReliOn.   We seek to gain competitive advantage through stack designs that provide superior performance, efficiency, durability, and cost.

Emerging Technology.  Advanced battery technology continues to make modest progress in the back-up power generation market in areas that ICEs cannot be used due to their reliability, emissions, vibration, and/or noise profiles.  However, advanced battery technologies still require lengthy recharging and in many cases cannot meet desired run times without requiring substantial space, issues addressed by PEM fuel cell technology.

Power Generation - Power Electronics

We continue to focus our efforts on larger grid-interconnected photovoltaic products for the North American market.  Competitors in this market include, Xantrex, SMA America, and SatCon.  We believe our competitive advantage comes from superior performance leveraged from work in the automotive and alternative energy sectors.

Fuel Cells

How Fuel Cells Work

A fuel cell is an electrochemical device that produces electricity from hydrogen and oxygen without combustion.  Hydrogen fuel, which can be obtained from methanol, natural gas, kerosene, petroleum or water (through electrolysis), and oxygen from the air, are combined in a fuel cell to produce electricity, with usable heat and water vapour as the by-products.  This is the reverse of the process of electrolysis by which water can be split into hydrogen and oxygen by passing an electric current through the water.  A fuel cell, by the nature of its operating principles, is efficient, extracting more electricity from a fuel than combustion based technologies.  Internal combustion engines operate by converting fuel into heat, heat into mechanical energy and mechanical energy into electric power.  The efficiency of this multi-step conversion process is affected by heat and friction losses.  By contrast, fuel cells convert fuel directly into electricity, thus minimising energy losses and reductions in operating efficiency.  In addition, because fuel cells do not use combustion, they do not produce the air pollutants which are by-products of combustion.  Unlike a battery, a fuel cell does not require recharging.  It will provide power as long as fuel is supplied.

The following diagram illustrates how a Ballard® fuel cell produces electricity.  The core of the Ballard® fuel cell consists of two electrodes, the anode and the cathode, separated by a polymer membrane electrolyte.  Between the polymer and each electrode is a thin layer of platinum catalyst.  Hydrogen fuel dissociates into free electrons and protons (positive hydrogen ions) in the presence of the platinum catalyst at the anode.  The free electrons are conducted in the form of usable electric current through an external circuit.  The protons migrate through the membrane electrolyte to the cathode.  At the cathode, oxygen from air, electrons from the external circuit and the protons combine to form water and heat.  The membrane and two electrodes are sandwiched between two flowfield plates that funnel the hydrogen and air to the electrodes and form a single PEM fuel cell.  Single fuel cells can be combined into a fuel cell stack, with the number of fuel cells in the stack determining the amount of voltage and the surface area of the cells determining the current.  Fuel cells are modular and can be designed to provide the required voltage and power the customer requires.

Fuel Cell Systems

To generate usable electrical power, a complete fuel cell system, like a complete automobile engine or power generator, includes subsystems for the fuel supply, air supply, cooling and control.  In addition, for certain applications, a fuel cell system may require an inverter and/or power conditioner to convert the direct current produced by the fuel cell into the alternating current required by some electrical equipment and transmission systems.

If hydrogen is not the raw fuel, it can be obtained by reforming, in a device called a fuel processor, where hydrocarbon fuels such as methanol, natural gas, kerosene or petroleum are converted into a gas mixture principally containing hydrogen and carbon dioxide.  While methanol is the easiest fuel to reform and requires less complex systems, it is not widely available in the current fuel distribution infrastructure other than as an industrial commodity.  Natural gas can also be easily reformed, yet it is not easily stored in vehicles or widely available in the current fuel distribution infrastructure for automobiles, but can be used in stationary applications.  Gasoline is widely available, and easy to store, but it is difficult to reform and requires very complex systems that reduce efficiencies and increase the pollutants produced by the fuel processor.  Additionally, the gasoline used in a PEM fuel cell powered vehicle will have to be cleaner than the gasoline used in today’s vehicles and may require significant changes in the refining process.

The following diagram illustrates the main subsystems which may be present in a fuel cell system.

PEM Fuel Cell Power Trains

A PEM fuel cell power train combines a PEM fuel cell engine and an electric drive that converts electrical power into mechanical energy that is transmitted to the axle that drives the wheels.  The PEM fuel cell power train provides the same functions in a PEM fuel cell vehicle as those provided by an engine and transmission in an ICE powered vehicle.

HUMAN RESOURCES

As at December 31, 2004, we had a total of approximately 976 employees (and as at February 28, 2005, approximately 955 employees) in Canada, U.S. and Germany, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, business development, finance, human resources, information technology and business management.  Our employees are not represented by any labour union (although non-management employees of BPS AG are represented by a Works’ Council).  Each employee must agree to confidentiality provisions as part of the terms of his or her employment.  A majority of our employees own our common shares or options to purchase our common shares.

SHARE CAPITAL AND MARKET FOR SECURITIES

Our authorized share capital consists of an unlimited number of common shares, an unlimited number of preferred shares, one Class A share and one Class B share.  As at February 28, 2005, our issued share capital consisted of 123,259,358 common shares, one Class A share, and one Class B share.  Our common shares are listed and trade on the Toronto Stock Exchange (“TSX”) under the symbol BLD and on the Nasdaq National Market under the symbol BLDP.

The following table shows the monthly trading activity for our common shares on the TSX and Nasdaq during 2004:

	TSX		NASDAQ
	Price range (in Cdn.)	Volume traded	Price range (in U.S.)	Volume traded
January	$14.75 – $17.44	3,833,088	$11.15–$13.50	9,653,400
February	$13.50 – $15.89	2,968,000	$10.10 – $12.05	7,661,200
March	$12.03 – $14.24	3,625,099	$8.99 – $10.74	8,959,600
April	$12.36 – $16.15	6,153,320	$9.43 – $12.05	22,910,400
May	$12.12 – $15.00	3,153,400	$8.75 – $10.93	10,997,600
June	$12.15 – $14.00	4,641,890	$8.90 – $10.38	12,251,800
July	$7.81 – $12.50	5,508,195	$5.92 – $9.50	18,961,500
August	$7.46 – $9.20	3,677,960	$5.70 – $7.37	17,714,300
September	$7.81 – $10.50	3,666,180	$5.90 – $8.29	18,867,400
October	$9.12 – $10.75	4,180,575	$7.20 – $8.59	18,908,400
November	$7.75 – $10.25	2,733,234	$6.55 – $8.38	11,992,600
December	$7.06 – $8.95	3,066,084	$5.85 – $7.25	16,885,800

The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor and to receive our remaining property, after satisfaction of all outstanding liabilities, on liquidation, winding-up or dissolution.

Our preferred shares are issuable in series and our board of directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares.  Currently there are no preferred shares outstanding.

Class A Share and Class B Share

Our Class A share and our Class B share are held by DBF Pref Share Holdings Inc. (“DBF”), a corporation owned by Ballard (50%), DaimlerChrysler (25%) and Ford (25%).  The rights attached to these shares permit DaimlerChrysler and Ford to exercise their rights to appoint directors to our board and permit DaimlerChrysler and Ford appointees to our board to exercise rights pursuant to the Limited Voting Provisions.

The Limited Voting Provisions provide that certain decisions of our board of directors may not be undertaken without approval by a number of directors equal to one director more than a majority of the directors who are entitled to vote and who do vote on such decision, including at least one of the directors appointed by DaimlerChrysler or Ford.  As a result, the decisions of our board of directors which are subject to the Limited Voting Provisions cannot be undertaken if all DaimlerChrysler and Ford appointees to our board of directors attend the meeting and vote against the matter under consideration.  If any director appointed by DaimlerChrysler or Ford is absent or abstains, a simple majority will suffice to effect a decision, which majority need not include any of the directors appointed by DaimlerChrysler or Ford.

The decisions of the board that are subject to the Limited Voting Provisions are as follows:

(a)          the reduction in the size of our board of directors below 12 directors;

(b)         the sale of substantially all of our business, or the assets, property or intellectual property owned by us or our subsidiaries;

(c)          any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of us and our subsidiaries;

(d)         any amalgamation, arrangement or statutory reorganization of us with another entity other than a subsidiary of ours;

(e)          any amendment or restatement of our articles or those amendments to our by-laws that are inconsistent with the terms of an agreement to which DaimlerChrysler, Ford, DBF and Ballard are parties dated the date of the issuance of the Class A and Class B Shares;

(f)            the voluntary commencement of bankruptcy or similar proceedings by us or any of our subsidiaries;

(g)         a reduction in our stated capital;

(h)         any change in our name;

(i)             a consolidation (reverse split) of our common shares;

(j)             the approval of our annual business plan or budget and any changes thereto, and the approval of, or any material change to, our strategic plan;

(k)          any capital investment (or sale) by us or a wholly-owned subsidiary of ours that are not included in an approved budget if the amount of such investment (or sale) together with all other such unbudgeted investments (or sales) made in the same calendar year would exceed the greater of (i) Cdn. $15 million before January 1, 2008, and Cdn. $30 million after December 31, 2007, and (ii) the lesser of 25% of our total capital budget (including those of our wholly-owned subsidiaries) for such calendar year and Cdn. $100 million;

(l)             any investment by way of cash, property or securities (or sale of an investment) by us or any of our wholly-owned subsidiaries in another person (other than a wholly-owned subsidiary of ours) or a sale of a wholly-owned subsidiary, other than investments (or sales) provided for in an approved budget, that exceeds the greater of (i) Cdn. $25 million, and (ii) the lesser of 25% of our total budget for investments in persons (other than wholly-owned subsidiaries) for such calendar year and Cdn. $100 million; and

(m)       other than as provided in an approved business plan or budget and subject to the requirements dealing with capital investment (or sale) or other investments (or sale) described above, (i) the borrowing of money, granting of security, guarantying of liabilities and obligations of another person (other than liabilities or obligations of wholly-owned subsidiaries) in excess of Cdn. $50 million in any calendar year, or (ii) the incurrence of liabilities and other obligations, other than in the ordinary course of business, in excess of Cdn. $25 million in any calendar year.

The Limited Voting Provisions will cease to apply to DaimlerChrysler and Ford collectively if they do not own in the aggregate at least (a) one-third of our outstanding common shares, not including shares we issue in connection with an acquisition or investment in a third party that is subject to the Limited Voting Provisions, and (b) 20% of all of our outstanding common shares. In addition, the Limited Voting Provisions will cease to apply to DaimlerChrysler and Ford collectively if either of them (a) sells their Ballard Base Shares to a third party, (b) no longer owns a sufficient number of our common shares to elect a director, or (c) fails to elect a director when entitled to do so.

If the Limited Voting Provisions cease to apply to DaimlerChrysler and Ford collectively, it will be possible for the Limited Voting Provisions to apply to either of them individually if either DaimlerChrysler or Ford first owns at least 37.92% of our outstanding common shares or all of the Ballard Base Shares of the other party, and then retains ownership of their Ballard Base Shares and at least (a) one-third of our outstanding common shares, not including shares we issue in connection with an acquisition or investment in a third party that is subject to the Limited Voting Provisions, and (b) 20% of all of our outstanding common shares.

Share Incentive Plans

Our share incentive plans include share option plans, share distribution plans, deferred share unit plans and a restricted share unit plan.

Share Option Plans

During 2003, we changed our compensation philosophy in relation to option grants for directors, officers and employees.  We ceased the practice of granting options to our directors, and have significantly reduced the number of options being granted to our officers and employees.

The key provisions of our 2002 share option plan (the “2002 Option Plan”) are as follows:

•                  All grants of options under our option plans are made by our board of directors, on the recommendation of our Chief Executive Officer and the Management Development, Nominating & Compensation Committee.  All of the Corporation’s  officers, employees and consultants are currently eligible to participate in the 2002 Option Plan.

•                  The exercise price of an option is determined by our board and is to be the closing price per share of our common shares on the TSX on the last trading day before the day the option is granted.

•                  Options may have a term of up to 10 years from the date of grant, and unless otherwise determined by our board of directors, vest in equal amounts on the first, second and third anniversaries of the date of grant.  Vesting of options may be accelerated in certain cases.  Our 2000 share option plan provides that if an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before its expiry.  Under the 2002 Option Plan, if an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event.  Under both plans, an accelerated vesting event occurs when

(a)          a person makes a take-over bid that could result in that person acquiring at least two-thirds of our voting shares,

(b)         any person or persons acting in concert acquire at least two-thirds of our voting shares,

(c)          a person purchases all or substantially all of our assets, or

(d)         we join in any business combination that results in our shareholders owning one-third or less of the voting shares of the combined entity.

•                  The number of common shares reserved for issue to any person under all of our stock option plans may not exceed 5% of the Outstanding Issue (as defined in the plans).

•                  No options may be repriced after they are granted.

•                  Generally, an optionee has between 30 to 90 days to exercise an option after the last day on which the optionee ceased to be a director or the officer or employee ceased to work for us, as the case may be, except in the case of death, retirement or disability.

•                  The number of our common shares subject to an option, the exercise price per share and the total number of our common shares that may be made subject to an option or issued under the option plans will be adjusted in the event of any subdivision or consolidation of our common shares or any dividend payable in our common shares and in the event of certain other reorganizations or other events affecting our common shares, as determined by our board of directors.

Share Distribution Plan

The key provisions of our 2003 share distribution plan (the “2003 Share Distribution Plan”) are as follows:

•                  Our 2003 Share Distribution Plan permits our common shares to be issued, without cash consideration, to our employees, officers and directors.  All issuances of shares under our 2003 Share Distribution Plan are made by our board of directors, on the recommendation of the Chief Executive Officer and the Management Development, Nominating & Compensation Committee.  The purpose of grants under this plan is to:

(a)          recognize the past contributions of the recipients to us and to encourage their future contribution to us, in accordance with our bonus plans;

(b)         satisfy the annual retainer for directors (including redemption of deferred share units issued pursuant to the deferred share unit plan which we have of established for our directors);

(c)          enable us to attract key employees by issuing shares as a signing bonus;

(d)         enable us to settle contractual amounts payable as a result of terminations or statutory severance payments owing to employees which would otherwise be payable in cash;

(e)          satisfy redemptions of deferred share units issued pursuant to the deferred share unit plan which we have established for our directors and executive officers; and

(f)            satisfy redemptions of restricted share units issued pursuant to the restricted share unit plan which we have established for our employees.

•                  The issue price of the shares granted under the 2003 Share Distribution Plan must not be less than the last closing price per share for our common shares on the TSX or NASDAQ on the date that our board of directors approves the issuance, or at a price otherwise determined by our board of directors.

•                  The number of our common shares that may be issued under our share incentive plans

(a)          to our insiders, may not exceed 10% of the Outstanding Issue (as defined in the plans) at that time, and

(b)         to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue (as defined in the plans) at that time.

•                  The aggregate number of common shares that may be issued under the plan to the board of directors cannot exceed 200,000 common shares.

Deferred Share Unit Plans

We have implemented a deferred share unit plan for our independent directors (the “Directors’ DSU Plan”)  and a deferred share unit plan for our executive officers (the “Executive Officers’ DSU Plan”).

A deferred share unit is a notional common share having the same value as one of our common shares at the time of grant.  The deferred share unit, however, would not be redeemed until such time as the director leaves the board or the executive officer leaves us and its value on redemption would be based on the value of our common shares at that time.  The Directors’ DSU Plan and the Executive Officers’ DSU Plan provide the financial equivalent of an ongoing equity interest in us through our directors’ and executive officers’ periods of service to us.  Our 2003 Share Distribution Plan or any successor plans will be used to satisfy the redemption of deferred share units issued pursuant to the Directors’ DSU Plan and the Executive Officers’ DSU Plan and any issuance of common shares to satisfy the Directors’ annual retainer.

Under the Directors’ DSU Plan, each unrelated outside director elects annually the proportion of his or her annual retainer that he or she wishes to receive in deferred share units or our common shares. Under the Executive Officers’ DSU Plan, deferred share units are granted to our executive officers in partial or full payment of their annual bonuses, which otherwise is paid in our common shares.  Each executive officer elects the proportion of his or her annual bonus that he or she wishes to receive in deferred share units or our common shares.

Restricted Share Unit Plan

During 2004, we implemented a restricted share unit (“RSU”) plan for our employees to recognize their contributions and to provide an incentive which aligns their interests with those of our shareholders.   The vesting of RSUs issued from this plan occurs three years from the date of issuance, subject to the achievement of any performance criteria which may be set by our board of directors.  Each RSU is convertible into one common share, which will be issued from our 2003 Share Distribution Plan or any successor plans.

BPS/BGS Share Exchange Plan

We established the BPS/BGS Share Exchange Plan to provide our officers and employees who were employees of BGS with a right to exchange the shares of BGS they may acquire on the exercise of BGS options for our common shares.  The number of our common shares they will receive is determined according to an exchange ratio under which they will receive common shares as if they had received an option from us at the time of, and instead of, the option they received from BGS.  The exchange ratio is based upon the ratio between the exercise price of the BGS share option that was granted and the closing price of our common shares on the date the BGS share option was granted.

The exchange mechanism set out in the BPS/BGS Share Exchange Plan was amended in 2003.  Under the amended plan, outstanding BGS options will be exchanged for options to purchase that number of our common shares that would have been acquired under the prior exchange mechanism.  There was no change in the exchange ratio or the number of our common shares issuable.

DIVIDEND RECORD AND POLICY

To date, we have not paid any dividends on our shares and, since it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.

DIRECTORS AND OFFICERS

Board of Directors

The following chart sets out the name and municipality of residence of each of our directors as at February 28, 2005, each such person’s principal occupation during the past five years, the period of time each has served as a director or officer and shares and deferred share units beneficially owned or controlled by each of them.  The term of office of each director expires at the conclusion of our next annual shareholders’ meeting.  Mr. Charles Baillie has informed us that he will not be standing for re-election at our 2005 Annual Shareholders’ Meeting, for personal reasons.

Name and Municipality of Residence(1)	Principal Occupation(1)	Period has served as a Director	Shares Beneficially Owned or Controlled(1)	Deferred Share Units Owned or Controlled (6)

John Sheridan Toronto, Ontario	Corporate Director. Formerly, President and Chief Operating Officer, Bell Canada (telecommunication service company) (October 2001 - 2003); Vice-Chairman, Bell Canada (1999-2001)	Since 2001	1,294	22,369

Charles Baillie Toronto, Ontario	Retired. Formerly, Chairman, Toronto-Dominion Bank (financial services) (1998 - 2003); Chairman and Chief Executive Officer, Toronto-Dominion Bank (1998 - 2002)	Since 2002	4,378	8,894

Ian Bourne Calgary, Alberta	Executive Vice President and Chief Financial Officer of TransAlta Corporation (since 1998)	Since 2003	1,824	8,219

Dennis Campbell West Vancouver, British Columbia	President and Chief Executive Officer of the Corporation (since March 2003). Formerly, President and Chief Operating Officer of the Corporation (July 2002 - March 2003); President and Chief Executive Officer, Home Care Industries (filter manufacturer)(2000-2002)	Since 2003	28,505	56,333

Ed Kilroy Toronto, Ontario	President and Chief Executive Officer, Symcor (since January 2005). Formerly, President, IBM Canada Ltd. (information technology)(2001-2004); General Manager, e-Commerce Solutions, IBM Canada Ltd. (information technology) (1999-2001)	Since 2002	824	7,309

Name and Municipality of Residence(1)	Principal Occupation(1)	Period has served as a Director	Shares Beneficially Owned or Controlled(1)		Deferred Share Units Owned or Controlled (6)

Denise Morrison Cherry Hill, New Jersey	President of Global Sales and Chief Customer Officer, Campbell Soup Company (food and beverage) (since 2003). Formerly, Executive Vice-President and General Manager, Snacks Division, Kraft Foods Inc. (food and beverage); Executive Vice-President, General Manager, Confections Division of Kraft Foods Inc. (2001); Senior Vice-President, General Manager Sales and DTS, Nabisco Foods Inc. (food & beverage) (1998-2000)	Since 2002	2,765		9,721

David Prystash(3) Novi, Michigan	Global Product Development Controller, Ford (automotive manufacturer). Formerly, Executive Director of Pre-Owned and Remarketing Strategy, Ford (2003-2004); Controller, North America Product Programs, Ford (2001-2003); Director, Corporate Business Development, Ford (2000-2001).	Since 2004	24,181,198	(4)	Nil

Dr. Gerhard Schmidt(3) Dearborn, Michigan	Vice-President, Research, Ford (automotive manufacturer). Formerly, Senior Vice-President, Powertrain Development, BMW AG (1996-2000)	Since 2001	24,181,198	(4)	Nil

Dr. –Ing. Hans- Joachim Schöpf(2) Stuttgart, Germany	Retired. Formerly, Executive Vice-President, Development & Engineering, Mercedes Car Group, DaimlerChrysler (automotive manufacturer) (1999-2004).	Since 2001	22,085,992	(5)	Nil

Name and Municipality of Residence(1)	Principal Occupation(1)	Period has served as a Director	Shares Beneficially Owned or Controlled(1)		Deferred Share Units Owned or Controlled (6)

Mark Suwyn Brentwood, Tennessee	Retired. Formerly Chairman and Chief Executive Officer, Louisana-Pacific Corporation (building products) (since 1996).	Since 2003	1,130		9,283

Dr. –Ing. Thomas Weber(2) Stuttgart, Germany	Head of Research and Technology and Member of the Board of Management of DaimlerChrysler (automotive manufacturer), responsible for Research and Technology (since 2003); Formerly, Head of the Rastatt passenger car plant and spokesperson for the Mercedes-Benz A-Class model series management, DaimlerChrysler (1999-2002).	Since 2004	22,085,992	(5)	Nil

Douglas Whitehead West Vancouver, British Columbia	President & Chief Executive Officer, Finning International Inc. (heavy equipment reseller) Formerly, President & Chief Operating Officer, Finning International Inc. (1999-2000); President & Chief Executive Officer, Fletcher Challenge Canada Ltd. (1992-1998)	Since 1998	4,383		8,570

Notes:

(1)                    The information as to municipality of residence, principal occupation, business or employment of, and shares beneficially owned or controlled by, a director is not within the knowledge of our management and has been furnished by the director.

(2)                    Appointed by DaimlerChrysler in accordance with the terms of the Vehicular Alliance.  See “Strategic Alliances – Vehicular Alliance”.

(3)                    Appointed by Ford in accordance with the terms of the Vehicular Alliance.  See “Strategic Alliances – Vehicular Alliance”.

(4)                    This director holds none of our common shares personally, but represents Ford, which holds 24,181,198 of our common shares.

(5)                    This director holds none of our common shares personally, but represents DaimlerChrysler, which holds 22,085,992 of our common shares.

(6)                    Rounded to the nearest whole number.

Board Composition

The majority of our directors are independent and our board of directors is chaired by an independent director.  “Independence” is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and as determined by the TSX and the National Association of Securities Dealers Automated Quotation (“NASDAQ”).  As discussed under “Strategic Alliances – Vehicular Alliance” DaimlerChrysler and Ford each have rights to appoint two directors to our board.  These directors are considered to be non-independent directors and will abstain from voting in cases where they are under a conflict of interest relating to a transaction involving their respective companies.

We conduct an annual review of the other corporate boards on which our directors sit and have determined that currently there are no board interlocks that exist with respect to our directors.  The board has also established a guideline for the maximum number of corporate boards on which a director should sit.  This guideline has been set at five corporate boards.

Corporate Governance

Our board of directors and senior management consider good corporate governance to be central to our effective and efficient operation.  We have been monitoring corporate governance initiatives as they have developed and benchmarking the corporate governance activities of other leading corporations regularly to ensure that we are in compliance with applicable requirements and following best corporate governance practices at all times.  We have adopted Corporate Governance Guidelines that provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and annual performance evaluation of the board.  A copy of the Corporate Governance Guidelines can be found on our website at www.ballard.com.  The board and the individual directors operate under a formal board mandate and terms of reference for individual directors, both of which can be found on our website.  We also have a Code of Ethics which applies to our board, officers and employees.  A copy of our Code of Ethics can be found on our website.  We have reviewed and improved our internal control and disclosure procedures and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our annual reports filed with or submitted to the U.S. Securities and Exchange Commission and to certify our interim and annual reports filed with Canadian securities authorities.

We have established a formal director orientation and ongoing education program.  Each director receives an orientation to us upon joining our board.  Such orientation consists of site visits, presentations regarding our business and products, and a reference manual which contains various reference documents and information.  Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters, as well as guest speakers who are invited to speak at board meetings on various topics.  In the past, we have invited outside guest speakers to speak to our board about the fuel cell industry, corporate governance and risk management and, internal management representatives to speak about various functions relating to our technology and business.  The educational presentations which are made by internal management provide an opportunity for the board members to meet and interact with members of our management team.

We have set up an e-mail process for shareholders to communicate with the board, through the Chairman of the Board.  Shareholders who wish to send a message to the Chairman of the Board can find the details of this process on our website at

www.ballard.com.   In addition, shareholder feedback which is received by us is provided to the board of directors through a semi-annual report.

The directors conduct an annual performance evaluation of the board, board committees, and the Chairman of the Board through a process overseen by the Corporate Governance Committee and facilitated by an external, independent corporate governance consultant.  Evaluation questionnaires are completed and delivered to the consultant who then compiles and presents a summary report for the Corporate Governance Committee.  The Corporate Governance Committee works with management to improve board processes and to address concerns raised in the evaluation questionnaires, and reports to the full board on the evaluation results and proposed action items.  In addition, each director is asked to complete a peer evaluation questionnaire on a regular basis, the results of which are compiled by the external corporate governance consultant and forwarded to the Chairman of the Board, who then reviews the questionnaires and meets with each director to conduct an individual director performance evaluation.

We believe that we comply with all applicable NASDAQ corporate governance rules and the TSX corporate governance guidelines.

Board Committees

Our board of directors has established three standing committees: the Audit Committee; the Management Development, Nominating & Compensation Committee and the Corporate Governance Committee.  Each of these committees has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the full board.  Each of the committee chairs reports on the activities of the committee to the full board following each committee meeting.  Each of the board committees holds in-camera sessions at the end of each committee meeting.  Each board committee operates under a mandate that is approved by the board of directors which sets out the responsibilities of the committee.  A copy of each committee’s mandate is posted on our website at www.ballard.com.  The mandates of each of the committees are reviewed annually and each committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

Audit Committee

The Audit Committee is constituted in accordance with SEC rules and assists the board of directors in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process.  The Audit Committee is responsible for overseeing the audit process and ensuring that our financial statements are fairly presented in accordance with generally accepted accounting principles.  The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee reviews our significant financial risks, the appointment of financial senior executives and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities and off-balance sheet transactions.  The Audit Committee has at least one member, Ian Bourne, who qualifies as an audit committee financial expert under applicable securities regulations.  All of the members of the Audit Committee are independent directors and are financially literate.

The Audit Committee is responsible for appointing our external auditors, monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors.  The external auditors report directly to the

Audit Committee.  The Audit Committee and board of directors each have the authority to terminate the external auditors’ engagement.  The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors which are not related to the audit.  The following table shows the fees paid to KPMG in 2004 and 2003 for audit and non-audit related work, all of which was approved by the Audit Committee:

Expressed in U.S. dollars	2004	2003
Audit fees	$342,930	$507,685
Audit-related fees	$62,621	$28,140
Tax fees	$109,602	$240,062
All other fees	Nil	Nil

In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars, and other similar documents.  The Audit Committee also is responsible for ensuring that the internal audit function is being effectively carried out.  The Audit Committee also reviews and approves in advance related party transactions on a case-by-case basis.  The committee is currently composed of Ian Bourne (Chairman), Denise Morrison, and Douglas Whitehead. In addition to each committee member’s general business experience, the education and experience of each member that is relevant to the performance of his or her responsibilties as a member of the Audit Commtitee are set forth below.

Mr. Bourne is TransAlta’s Executive Vice-President and Chief Financial Officer.  He is responsible for all financial policy, planning and reporting, as well as tax, treasury and risk management planning and implementation.  Prior to TransAlta, Mr. Bourne was Senior Vice-President and Chief Financial Officer of Canada Post Corporation.  Mr. Bourne was also with General Electric for 21 years, where he held several key positions including European Treasurer, Chief Financial Officer for GE Canada, and Chief Financial Officer for GE Medical Systems Europe.  Mr. Bourne has a Bachelor of Commerce degree from Mount Allison University.

Ms. Morrison is Senior Vice President,President of Global Sales and Chief Customer Officer of Campbell Soup Company, where she has responsibility for Campbell’s sales of $7.1 billion. She is also a member of the Corporate Leadership Group. Prior to joining Campbell, Ms. Morrison was Executive Vice-President and General Manager of Kraft Foods’ Snacks and Confections divisions, and was a member of the Kraft Foods North America Operating Committee.  Ms. Morrison has also held various executive positions in Nabisco Inc., Nestle USA, and Procter & Gamble with responsibility for sales, marketing and general management.  Ms. Morrison is also a member of the board of directors of The Goodyear Tire & Rubber Company.  Ms. Morrison holds a B.S. degree in Economics and Psychology from Boston College, graduating Magne Cum Laude.

Douglas Whitehead is the President and Chief Executive Officer of Finning International Inc.  He joined Finning International in January 1999 as President and Chief Operating Officer, and was elected to the company’s board of directors on April 23, 1999.  He was appointed Chief Executive Officer of the company in April 2000.  Mr. Whitehead is also a director of Terasen Inc., Belkorp Industries, and The Conference Board of Canada.  He is a member of the Canadian Council of Chief Executives, the Board of Governors for the Business Council of British Columbia, the B.C. Progress Board and the Board of Governors of the University of British Columbia.  Mr. Whitehead holds a Bachelor of Applied Science in Civil Engineering from the University of British Columbia and a M.B.A. from the University of Western Ontario.

The Audit Committee’s mandate is attached at Appendix A, as required by Multilateral Instrument 52-110 under Canadian securities laws.

Management Development, Nominating & Compensation Committee

The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing terms of employment of executive officers, matters of compensation, approving share compensation plans, reviewing awards under share incentive plans, and providing advice on our organizational and compensation structures in the various jurisdictions in which we operate.

In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers.  The committee is also responsible for ensuring appropriate senior management succession planning, recruitment, development, training and evaluation.  In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation.  Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee and the committee has the authority to appoint such consultants, determine their level of remuneration and oversee and terminate their services.

In fulfilling its nominating function, the committee seeks out and recommends nominees for election to the board of directors, annually reviews the board succession plan and annually reviews the composition of director talents and skills against board requirements to identify any gaps.

The committee is currently composed of Charles Baillie (Chairman), Ed Kilroy and Mark Suwyn, all of whom are independent directors.

Corporate Governance Committee

Our Corporate Governance Committee is responsible for recommending to the board of directors the size of the board and membership on board committees, monitoring corporate governance issues, assessing board and director performance, determining the compensation of the board of directors, conducting succession planning for the Chair of the Board, and overseeing a director education program.

The Corporate Governance Committee has taken responsibility for monitoring the developments in the U.S. and Canada relating to corporate governance to ensure that we are following best corporate governance practices.

The Corporate Governance Committee is responsible for ensuring a formal process to evaluate the performance of the board, board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve board effectiveness.  In 2004, the board implemented the practice of director peer evaluations to assess the performance of individual directors.

The committee is currently composed of Douglas Whitehead (Chairman), Charles Baillie, Ian Bourne, David Prystash and Dr. Thomas Weber.  All of the members of the committee are independent of management and a majority of the members are independent of DaimlerChrysler and Ford.

Executive Officers

As at February 28, 2005, we had seven executive officers.  The name and municipality of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years is as follows:

Name and Municipality of Residence	Position	Principal Occupation

Dennis Campbell West Vancouver, B.C.	President and Chief Executive Officer	Executive of the Corporation. Formerly, President and Chief Executive Officer, Home Care Industries (2000-2002).

Lee Craft Vancouver, B.C.	Vice President, Operations	Executive of the Corporation. Formerly, Vice-President and Director, Manufacturing Operations, Motorola Computer Group (2000-2002).

Christopher Guzy Burnaby, B.C.	Chief Technology Officer

Executive of the Corporation. Formerly General Manager, Global Product Company, GE Healthcare (2003 – 2005); General Manager, Global Technology Operation, GE Healthcare (2001-2003);Global General Manager, Linear Flourescent Technology, GE Lighting (2000-2001)

Noordin Nanji West Vancouver, B.C.	Vice President, Marketing & Business Development and Corporate Secretary	Executive of the Corporation.

David Smith West Vancouver, B.C.	Chief Financial Officer	Executive of the Corporation. Formerly, Vice President, Corporate Relations, Placer Dome Inc. (1999-2000).

Name and Municipality of Residence	Position	Principal Occupation

Peter Stickler Vancouver, B.C.	Vice President, Human Resources

Executive of the Corporation. Formerly, human resources consultant (2002); Director, Organizational Effectiveness, Ford (2001-2002); Director, Human Resources Business Operations, Ford North America (2000-2001).

Charles Stone West Vancouver, BC	Vice President, Research & Development

Executive of the Corporation. Formerly, Vice President, Advanced Materials of the Corporation (2001-2002); Vice President, Membrane Development of the Corporation (2001); Director, Membrane Development of the Corporation (1998 – 2001).

Shareholdings of Directors and Senior Officers

As at March 1, 2005, our directors and senior officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 114,544 of our common shares, being .09% of our outstanding common shares.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

RISK FACTORS

An investment in our common shares involves risk.  Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Annual Information Form, including “Management’s Discussion and Analysis” and our financial statements for the year ended December 31, 2004.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, also may adversely affect our business.

We may not complete the sale of our interest in BPS AG to DaimlerChrysler and Ford

We are negotiating a transaction with DaimlerChrysler and Ford under which it is contemplated that we will sell to them our 50.1% interest in BPS AG, so that upon completion of the sale they will own 100% of BPS AG.  Although we expect to complete this transaction by mid-year, there is no guarantee that we will successfully negotiate and complete this transaction.   If we cannot do so, we may retain the fuel cell systems business and develop the next generation fuel cell engine and electric drive system.  It is also possible that DaimlerChrysler and Ford may not provide funding for the development of this next generation fuel cell engine and electric drive system, which could have a material adverse effect on our results of operation and impact our ability to execute our business plan.  If we do not receive funding for developing the next generation fuel cell engine and electric drive system from our Alliance partners, then we may have to narrow the scope of our development activities, which may impact our commercialization timeframes.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable PEM fuel cell products, power electronics or electric drive systems on the timetable we anticipate, or at all. The commercialization of our PEM fuel cell products, power electronics and electric drive systems requires substantial technological advances to improve the efficiency, functionality, durability, reliability, cost and performance of these products and to develop commercial volume manufacturing processes for these products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems, or that we will be able to acquire or license the required technology from third parties. Developing the technology for high-volume commercialization requires substantial capital, and we cannot assure you that we will be able to generate or secure sufficient funding on terms acceptable to us to pursue our high-volume commercialization plans. In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control.  If these field tests reveal technical defects or reveal that our products do not meet performance goals, including useful life, reliability, and durability, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our systems and products.

We may become subject to product liability lawsuits which could result in significant expense to us, adversely affecting our resources and the development of sales of our products and thereby delaying the commercialization of our products.

The commercialization of our PEM fuel cell products, power electronics and electric drive systems also depends upon our ability to significantly reduce the costs of these systems and products, since they are currently substantially more expensive than systems and products based on existing technologies, such as the ICE.  We cannot assure you that we will be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect consumers’ willingness to buy our products.

We have incurred, and expect to continue to incur, substantial losses.

We have incurred substantial losses since we were founded, and we expect our losses and cash expenditures to continue over the next several years.  If we are unable to successfully implement our business plan, our cash requirements may increase and we may find it difficult to raise additional funding.

We cannot assure you that we will be able to successfully execute our Business Plan.

The execution of our business plan poses many challenges and is based on a number of assumptions.  We cannot assure you that we will be able to successfully execute our business plan.  Narrowing the scope of our development activities may not accelerate product commercialization.  In addition, we cannot guarantee that we will be able to leverage our relationships with suppliers for the development of our technology.  If we experience significant cost overruns on any of our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan.  We cannot predict with certainty our future revenues or results from our operations, and the benefits of our business plan are based on revenue assumptions.  If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well.  In addition, we regularly review acquisition opportunities and may consider expanding our business beyond what is currently contemplated in our business plan.  Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt.  If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect our revenues and operating results to vary significantly from quarter to quarter.  As a result, quarter to quarter comparisons of our revenues and operating results are not meaningful.  Due to our stage of development, it is difficult to predict our future revenues or results of operations accurately.  We are also subject to normal operating risks such as credit risks and foreign currency risks.  It is likely that in one or more future quarters our operating results will fall below the expectations of investors and securities analysts.  In addition, investors and security analysts may misunderstand our business decisions or have expectations that are inconsistent with our business plan.  This may result in our business activities not meeting their expectations.  Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and increase the cost and restrict our ability to secure required funding to pursue our commercialization plans.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Our PEM fuel cell products, power generators, power electronics and electric drive systems represent emerging markets, and we do not know whether end-users will want to use them.  The development of a mass market for our PEM fuel cell products, power electronics and electric drive systems may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the future cost of fuels used by our systems, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and consumer reluctance to buy a new product.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.  In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

DaimlerChrysler’s and Ford’s funding for our next generation light-duty fuel cell development program is subject to commercial and technical deliverables and is subject to further negotiation and the completion of a definitive agreement among Ballard, DaimlerChrysler and Ford.

DaimlerChrysler’s and Ford’s funding for our next generation light-duty fuel cell development program is still subject to negotiation and the completion of a definitive agreement which will contain conditions regarding the achievement of commercial and technical deliverables.  If we, DaimlerChrysler and Ford cannot agree on the specific terms for this funding, then DaimlerChrysler and Ford may refuse to provide such funding.  In addition, further negotiation among DaimlerChrysler, Ford and us with respect to this funding may result in additional restrictions on, or obligations of, Ballard or a variation in the amount of such funding from what has previously been discussed.

We have limited experience manufacturing PEM fuel cell products, power electronics and electric drive systems on a commercial basis.

To date, we have focused primarily on research and development and have limited experience manufacturing PEM fuel cell products, power electronics or electric drive systems on a commercial basis.  To meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our systems and products, we will have to produce our PEM fuel cell products, power electronics and electric drive systems through high volume automated processes.  These large scale, automated processes will require significant advances in manufacturing technology.  We do not know whether or when we will be able to develop the manufacturing technology necessary to achieve efficient, high-volume, low-cost manufacturing capability and processes.  Moreover, developing these processes will require substantial capital, and we do not know whether we will be able to secure sufficient funding on terms acceptable to us to complete their development.  Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business and financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products.

We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products.  A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products.  To the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce viable PEM fuel cell products, power electronics and electric drive systems or significantly raise our cost of producing such products.  In addition, platinum is a key component of our PEM fuel cells.  Platinum is a scarce natural resource, and we are dependent upon a sufficient supply of this commodity.  While we do not anticipate significant near or long term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable PEM fuel cell products, or significantly raise our cost of producing such products.

We are dependent upon OEMs to purchase certain of our products.

To be commercially useful, many of our PEM fuel cell products, power electronics and electric drive systems must be integrated into products manufactured by OEMs.  We can offer no guarantee that OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our PEM fuel cell products, power electronics or electric drive systems.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our PEM fuel cell products, power electronics and electric drive systems and our financial results.

We are dependent on vehicle manufacturers to purchase certain of our PEM fuel cell products, and electric drive systems.

Our ability to penetrate the transportation market is critical to our future growth.  Although we have developed applications for our technologies in the power generation markets, these markets are much smaller than the transportation market.  For us to achieve our business plan, our systems and products must be accepted and purchased by car, bus and other vehicle manufacturers.  While many vehicle manufacturers, especially DaimlerChrysler and Ford, have expressed interest in our PEM fuel cell products and electric drive systems, we cannot guarantee that this interest will continue or be acted on.  Each of these manufacturers has a strong investment in and commitment to the use of the ICE and also has invested in alternative technologies that may compete with our PEM fuel cell products and electric drive systems.

The integration of new technologies into production automobiles is a lengthy process.  The length of this process will affect any demand for our PEM fuel cell products and electric drive systems by automakers and, consequently, our financial position.

We are dependent on our relationships with our partners in the Vehicular Alliance.

While, subject to certain limitations, DaimlerChrysler must buy exclusively from us all vehicular PEM fuel cells and vehicular PEM fuel cell systems which it requires and Ford must buy exclusively from us all vehicular PEM fuel cells, vehicular PEM fuel cell systems and electric drive systems for fuel cell vehicles which it requires, there is no assurance that either of them will require or ever buy any PEM fuel cells, PEM fuel cell systems or electric drive products in the future.  In addition, after the twelfth anniversary of the current agreement which governs the Vehicular Alliance, or after DaimlerChrysler, Ford or a competitor achieves commercial production of such products or systems, and if we cannot meet their reasonable commercial product quantity and performance requirements, each of DaimlerChrysler or Ford is permitted to buy such products or systems from any of our competitors.

DaimlerChrysler has the right to request licenses, for use in its vehicles, of our vehicular PEM fuel cell intellectual property and vehicular PEM fuel cell systems intellectual property as of November 30, 2007.  Ford has the right to request licenses, for use in its vehicles, of our vehicular PEM fuel cell intellectual property and vehicular PEM fuel cell systems intellectual property if Ford satisfies certain product purchase obligations and does not achieve commercial production of PEM fuel cell-powered vehicles before December 31, 2011.  Ford also has the right to request a license, for use in its vehicles, of all of our electric drive intellectual property as of November 30, 2007.  Depending upon the amount of the fee and royalty to be paid to us, a decision by either or both of DaimlerChrysler and Ford to manufacture under a license could have a material adverse effect on our business and financial results as they would no longer be required to purchase that product or system from us.

Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

PEM fuel cell powered vehicles run on a different fuel than the currently available gasoline.  Gasoline requires the development of additional technologies for its use with PEM fuel cells.  The construction of a system to deliver hydrogen, or a suitable fuel containing hydrogen, requires significant investment by third parties.  There is no guarantee that an adequate fuel distribution infrastructure will be built.  We are relying on third parties, most of whom are heavily committed to the existing gasoline infrastructure, to build such an infrastructure.  If a fuel distribution infrastructure is built, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than drivers are willing to pay.  If drivers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by PEM fuel cells is unlikely to develop.

Advances in technology or vehicle design must occur before sufficient quantities of hydrogen can be affordably stored aboard vehicles to provide comparable range to that of an internal combustion engine.  Consumers may be unwilling to use hydrogen due to the popular perception that it is dangerous.  Using today’s technology, if a fuel other than pure hydrogen is adopted, PEM fuel cell powered vehicles will only receive a partial credit as ZEVs and PEM fuel cell powered vehicles will require onboard fuel processors.

Regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to PEM fuel cell products, power electronics and electric drive systems may hurt the market for our products.  Environmental laws and regulations in the U.S.  (particularly in California) and other countries have driven interest in vehicular PEM fuel cell systems and electric drive systems; and the deregulation of the electric utility industry in Japan and elsewhere has created market opportunities for our PEM fuel cell products in the stationary power generation market.  We cannot guarantee that these laws and policies will not change.  Changes in these laws and other laws and policies or the failure of these laws and policies to become more widespread could result in manufacturers abandoning their interest in PEM fuel cell products, power electronics and electric drive systems or favouring alternative technologies.  In addition, as PEM fuel cell products, power electronics and electric drive systems are introduced into our target markets, the U.S. and other governments may impose burdensome requirements and restrictions on the use of PEM fuel cells or the batteries used in some electric drive systems that could reduce or eliminate demand for some or all of our products.

Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

As a result of DaimlerChrysler’s and Ford’s substantial ownership interests in us and our agreements with them, they have special rights with respect to the operation of our business.  Because DaimlerChrysler and Ford collectively own over one-third of our outstanding common shares, they can collectively block any corporate action requiring a two-thirds majority vote, such as the creation of a new class of shares, our amalgamation with another company or a sale of all or substantially all of our assets.

Under the Vehicular Alliance, DaimlerChrysler and Ford, acting jointly, can also require the removal of our Chief Technology Officer (or other officer to whom the persons responsible for research and development report), our Vice President, Corporate Strategy & Development (or other officer to whom the persons responsible for intellectual property report) and our Vice-President, Transportation.  In addition, as long as DaimlerChrysler and Ford maintain certain ownership levels in us, certain decisions of our board of directors, such as approval of our annual budget and approval of our annual business plan, must be approved by a majority of the directors which includes at least one of the directors appointed by DaimlerChrysler and Ford.  By exercising these rights, DaimlerChrysler and Ford may prevent us from taking certain actions, such as a change in our business plans, a strategic acquisition or disposal of certain assets of, or equity in, our subsidiaries, even if such action would be in the best interests of certain of our other shareholders.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights could seriously harm our business and prospects because we believe that developing new systems and products that are unique to us is critical to our success.  We rely on patent, trade secret, trademark and copyright law to protect our intellectual property.  However, some of our intellectual property is not covered by any patent or patent application, and the patents that we do have expire between 2009 and 2025.  We cannot assure that our present or future issued patents will protect our technological leadership or that our patent portfolio will continue to grow at the same rate as it has in the past.  Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, there is no assurance that:

•      any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•      any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors.  If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others.  However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us.  The failure to obtain a license from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.  In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•      pay substantial damages;

•      cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•      expend significant resources to develop or acquire non-infringing intellectual property;

•      discontinue processes incorporating infringing technology; or

•      obtain licenses to the infringing intellectual property.

We can provide no assurance that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms.  Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We currently face and will continue to face significant competition.

As PEM fuel cell products, power electronics and electric drive systems have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells.  Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted technologies such as ICEs  and turbines as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells, advanced batteries and hybrid battery/ICEs) in each of our targeted markets.  Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.  For example, vehicles powered by batteries can meet the ZEV requirements imposed by California and certain U.S. north-eastern states, and vehicles powered by certain low emission ICEs and hybrid battery/ ICEs can receive partial credit toward the ZEV requirement.

Within each of the PEM fuel cell product, power electronics and electric drive system markets, we also have a large number of competitors.  Across the United States, Canada, Europe and Japan, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components, power electronics and electric drive systems.  Each of these competitors has the potential to capture market share in each of our target markets.

Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, manufacturing and operating personnel.  As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel.  Recruiting personnel for the PEM fuel cell, power electronics and electric drive industries is highly competitive.  We cannot guarantee that we will be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.  Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Certain provisions of our articles of incorporation and the Vehicular Alliance could have effects that conflict with the interests of our shareholders.

Certain provisions of our articles of incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders.  For example, our articles of incorporation permit our board of directors to issue series of preferred shares without the need for shareholder approval.  In addition, certain provisions of the Vehicular Alliance, together with DaimlerChrysler and Ford’s ownership of us, may discourage third parties from attempting to acquire control of us.  Other provisions, including the standstill provisions, may discourage DaimlerChrysler and/or Ford from acquiring control of us.  These provisions may not be in our other shareholders’ best interests.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use inherently dangerous, flammable fuels, which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen.  Hydrogen is a flammable gas and therefore a potentially dangerous product.  Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our PEM fuel cell products.  In addition, we may be held responsible for damages beyond the scope of our insurance coverage.  We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

Until we acquire 100% of BPS AG, we will be prohibited from taking certain actions with respect to BPS AG without the consent of DaimlerChrysler.

Until DaimlerChrysler transfers its remaining 49.9% interest in BPS AG to us, we will be unable to take certain actions with respect to BPS AG without the consent of DaimlerChrysler.  For example, without such consent, we may be unable to sell substantially all the assets of, or any material asset of, BPS AG or merge BPS AG with another company.

ADDITIONAL INFORMATION

Additional information regarding us may be found on SEDAR at www.sedar.com.  In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in our information circular for our most recent annual meeting of security holders that involved the election of directors.  Additional financial information is provided in our financial statements and MD&A for the most recently completed financial year.

Copies of this Annual Information Form and the documents incorporated by reference therein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2004, each interim financial statement issued after December 31, 2004, our management proxy circular and our Annual Report may be obtained upon request from our Corporate Secretary, 4343 North Fraser Way, Burnaby, British Columbia, V5J 5J9.

GLOSSARY

In this Annual Information Form, the following terms have the meanings set forth herein:

Anode

the negative electrode in a fuel cell. In a PEM fuel cell, the anode is a catalyzed structure which converts hydrogen fuel into electrons that are released to the external circuit and positively charged hydrogen ions (protons), which are drawn into the electrolyte.

Ballard® fuel cell	the PEM fuel cell developed by Ballard.

Catalyst	a material, such as platinum, which promotes or increases the rate of a chemical reaction without itself undergoing any permanent chemical change.

Cathode

the positive electrode in a fuel cell. In a PEM fuel cell, the cathode is a catalyzed structure which converts oxygen, usually from the air, electrons received from the external circuit and protons from the electrolyte into water.

Current	the movement of electrical charge (electrons or ions) through a circuit.

Efficiency

the proportion of energy contained in a fuel which is converted by an energy conversion device into useful work, such as electricity. In a fuel cell, efficiency describes the amount of chemical energy from the fuel which is converted into electrical energy as a result of the electrochemical process of combining hydrogen and oxygen gases to form water.

Electrochemical

refers to a process or a device in which chemical reactions take place at electrodes, resulting in the transfer of electrons to or from the reactants which, in a fuel cell, are hydrogen and oxygen gases.

Electrode	an electrically conductive structure in an electrochemical device which transfers electrons to or from reactant atoms or molecules.

Electrolyte

the medium in a fuel cell which provides the ion transport mechanism between the anode and cathode necessary to sustain the electrochemical process. In a PEM fuel cell, the electrolyte allows the transport of positively charged hydrogen ions (protons) from the anode, where they are produced, to the cathode where they react with oxygen molecules and electrons to produce water.

Electron	the negatively charged component of an atom and the unit of negative electrical charge.

Fuel cell	an electrochemical device which, without combustion, converts the chemical energy of a fuel, usually hydrogen or a hydrogen-containing mixture, and oxygen, usually from the air, directly into electricity.

Fuel processor	a device which converts a hydrocarbon fuel, such as methanol, natural gas or petroleum, into a mixture of hydrogen and other gases.

Ion	an atom or a molecule that has acquired an electrical charge by the loss or gain of electrons.

Kilowatt (“kW”)	1,000 Watts, which is equivalent to approximately 1.34 horsepower.

Membrane electrode assembly (“MEA”)	the core of a PEM fuel cell, consisting of two electrodes, the anode and cathode, bonded on either side of the proton exchange membrane electrolyte to form a single structure.

Megawatt (“MW”)	1,000,000 Watts.

Original equipment manufacturer (“OEM”)	an original equipment manufacturer of products.

Power density	the ratio of power output to weight or volume.

Proton

the positively charged component of the nucleus of an atom. The positively charged hydrogen ion which remains when an electron is removed from a hydrogen atom is a proton. The proton’s positive charge is equal in magnitude to that of the electron’s negative charge.

Proton exchange membrane (“PEM”)	a solid polymer membrane (a thin plastic film) which serves as the electrolyte in a PEM fuel cell.

Watt	a basic measure of electrical power.

Zero-emission vehicle

a vehicle as defined by regulations set by the California Air Resources Board that does not produce any air pollutants such as carbon monoxide, oxides of nitrogen, unburned hydrocarbons and particulates, but may produce carbon dioxide.

APPENDIX A

Audit Committee Mandate

Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the board of directors have established, and overseeing the audit process.  The Committee also is mandated to review and approve all related party transactions, as further described below under “Duties and Responsibilities”, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

More specifically the purpose of the Committee is to satisfy itself that:

A)   the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)    the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements which do not require full board approval;

C)    the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)    the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for appointing (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders) and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee, and the Audit Committee and board of directors each have the authority to terminate the external auditors’ engagement;

E)    management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)    the internal audit function is being effectively carried out and that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary;

G)    the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)    it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

Composition and Eligibility

A)   Following each annual meeting of shareholders of the Corporation, the board will elect from its members not less than three directors to serve on the Committee.  Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or the Toronto Stock Exchange, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission or Canadian regulatory authorities.

B)    Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation.  Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)    The Committee will appoint the Committee Chair.

D)    If the Chair is not present at any meeting of the Committee, one of the members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

E)    A majority of Committee members constitute a quorum.

F)    The Committee will appoint its own Secretary.

G)    All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

H)    At least one member of the Committee must be an audit committee “financial expert” as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the “SEC”) or any other regulatory authority.  The financial expert must have all of the following five attributes:

(i)    an understanding of GAAP or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii)   the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

(iv)  an understanding  of internal controls and procedures for financial reporting; and

(v)   an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

(i)    education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)   experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)  experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)  other relevant experience, based on the determination by the board of directors as to the specific experience which satisfies this requirement.

I)     Any member of the Committee who serves on more than three public company audit committees must inform the Chairman of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings and Operations

A)   The Committee will meet at least four times per year.  The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions.  The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)    If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

C)    All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions.  The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions.

D)    The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee will appear before the Committee when requested to do so by the Committee.

E)    The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

F)    The minutes of all meetings of the Committee will be provided to the board of directors.

G)    The Committee will report to the board of directors at its next regular meeting all action it has taken since the previous reports.

H)    Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

I)     The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee.  The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

J)     The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

K)    The Committee may form and delegate authority to subcommittees.  In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

Duties and Responsibilities

A)   Financial Reporting Control Systems

The Committee will:

(i)        review with management any significant changes in financial risks facing the Corporation;

(ii)       review with management procedures followed with respect to disclosure controls and procedures;

(iii)      review the management letter from the external auditors and the Corporation’s responses to suggestions made;

(iv)      annually review the Mandate of the Committee;

(v)       annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

(vi)      review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development & Compensation Committee to the board;

(vii)     establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(viii)    discuss and consider policies with respect to risk assessment and risk management, including:

a)     review and periodic approval of management’s risk philosophy and risk management policies;

b)    review with management, at least annually, of reports demonstrating compliance with risk management policies; and

c)     discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

(ix)                    meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

B)    Interim Financial Statements

The Committee will, prior to their release, review interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors and approve their release.  This will include significant transactions which have occurred in the quarter.

C)    Annual Financial Statements and Other Financial Information

The Committee will:

(i)        review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)       obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

(iii)      obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

(iv)      review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(v)       discuss the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, in detail with the Corporation’s officers and the external auditors;

(vi)      review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

(vii)     before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

(viii)    provide the board of directors with a recommendation for approval of the annual financial statements; and

(ix)       discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

D)    Relationship with External Auditors

The Committee will:

(i)        appoint the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.  The external auditors will report directly to the Committee, and the Committee and the board of directors each have the authority to terminate the external auditors’ engagement.  The Committee will not appoint an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

(ii)       annually review and approve the terms of engagement and determine the remuneration of the external auditors;

(iii)      annually review the  representation letters given by management to the external auditors;

(iv)      monitor the external auditors’ qualifications and independence through the activities listed in section (F) below, “Independence of External Auditors”;

(v)       review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)      approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries.  Specifically, the Committee must not allow the external auditors to provide the following services:

a)     bookkeeping services;

b)    financial information systems design and implementation;

c)     appraisal or valuation services, fairness opinions or contribution-in-kind reports;

d)    actuarial services;

e)     internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

f)     investment banking, broker, dealer or investment advisor services;

g)    management and human resources services;

h)    legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

i)      any other services that the Public Company Accounting Oversight Board determines by regulation, or the Corporation’s board of directors determines, to be impermissable.

(vii)     review quarterly all fees paid to external auditors;

(viii)    review performance against audit proposal plan;

(ix)       discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

(x)        receive from the external auditors a report with respect to:

a)     all critical accounting policies and practices;

b)    all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;

c)     any other material written communications between the external auditors and management;

d)    the internal quality-control procedures of the external auditors;

e)     any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

f)     all relationships between the external auditors and the Corporation as detailed in §(i) under Section F – Independence of External Auditors;

(xi)       resolve all disagreements between management and the external auditors regarding financial reporting; and

(xii)      ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

E)    Treasury

The Committee will:

(i)        review and approve the Treasury Policy;

(ii)       review the quarterly Treasury Report; and

(iii)      review and approve the Foreign Exchange Policy.

F)    Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

(i)        receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1;

(ii)       reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(iii)      recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

(iv)      ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

G)    Internal Audit and Controls

(i)        The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

(ii)       The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

H)    Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the Management Development, Nominating and Compensation Committee, including, but not limited to, executive employment agreements and compensation matters.  A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

(i)        a director or executive officer of the Corporation;

(ii)       any nominee for election as a director of the Corporation;

(iii)      any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

(iv)      any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

(v)       receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

(vi)      discuss such related party transactions with the representatives of the relevant parties (the “Representatives”) and with the Corporation’s executive officers;

(vii)     review the terms and conditions of each related party transaction;

(viii)    with respect to the holders of Common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

(ix)       recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

(x)        if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

(xi)       if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

(xii)      Review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all existing loans and advances to the Corporation’s executive officers or directors.

I)     Other

The Committee will:

(i)    perform an annual review of management’s compliance with the Corporation’s code of ethics and workplace guidelines policy;

(ii)   perform an annual review of the succession plans for the Corporation’s CFO, Controller and Treasurer; and

(iii)  annually review the audit of the expense reports of the Chairman of the Board of Directors and the CEO.

Performance Evaluation

J)     The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

COMMITTEE TIMETABLE

The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable

Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D
A) Financial Reporting Control Systems
(i) Review with management any significant changes in financial risks facing the Corporation.		✓		✓			✓			✓
(ii) Review with management procedures followed with respect to disclosure controls and procedures.		✓		✓			✓			✓
(iii) Review the management letter from the external auditor and corporation’s responses to suggestions made.				✓
(iv) Annually review the Committee mandate.			✓

(v)           Review specific matters as required affecting financial reporting such as insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions.

(vi) Review the appointment of the financial senior executives of the Corporation.

(vii) Establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and review submissions as received.

(viii) Discuss and consider policies with respect to risk assessment and risk management.							✓
(ix) Meet separately and periodically, no less than annually, with management, with internal auditors (or persons responsible for the internal audit function) and with independent auditors.		✓		✓			✓			✓
B) Interim Financial Statements
(i) Review and approval of interim financial statements and MD&A.				✓			✓			✓

Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D
C) Annual Financial Statements and Other Financial Information
(i) Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.		✓		✓			✓			✓
(ii) Obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration.		✓		✓			✓			✓

(iii)          Obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers.

✓
(iv) Review summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments.		✓		✓			✓			✓
(v) Discuss the annual financial statements, MD&A and the auditors’ report thereon in detail with the Corporation’s officers and the external auditors.		✓
(vi) Review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents.			✓
(vii) Before the release of each quarterly report and annual financial statements, discuss with the external auditors all matters required by SAS 61 and Handbook section 5751.		✓		✓			✓			✓
(viii) Provide the board with a recommendation for approval of the annual financial statements.		✓		✓			✓			✓
(ix) Discuss earnings press releases and earnings guidance as well as the release of significant new financial information.		✓		✓			✓			✓
D) Relationship with External Auditors
(i) Annually appoint (subject to shareholder approval) external auditor.			✓
(ii) Annually review and approve terms of engagement and determine remuneration of external auditor.												✓
(iii) Review representation letters given by management to external auditor.		✓

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Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D
(iv) Monitor the external auditor’s qualifications and independence through the activities listed in Section F.
(v) Review the audit plan with the external auditors and approve all substantive audit services in advance.												✓
(vi) Approve permissible non-audit services in advance.
(vii) Review all fees paid to external auditors.		✓		✓			✓			✓
(viii) Review performance against audit proposal plan.		✓
(ix) Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.		✓		✓			✓			✓
(x) Receive a report from the external auditor with respect to:
(a) all critical accounting policies and practices;		✓
(b) all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;		✓
(c) any other material written communications between the auditor and management;		✓
(d) the internal quality-control procedures of the external auditors;		✓

(e)   any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by such firm, and any steps taken to deal with any such issues; and

✓
(f) all relationships between the external auditors and the Corporation, as detailed in §(i) under Section F – Independence of External Auditors.		✓
(xi) Resolve all disagreements between management and the external auditors regarding financial reporting

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Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D

(xii)          Ensure that the audit partners representing the internal auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

✓
E) Treasury
(i) Review and approve the Treasury Policy.			✓
(ii) Review the Quarterly Treasury Report.		✓		✓			✓			✓
(iii) Review and approve the Foreign Exchange Policy.			✓
F) Independence of External Auditors
(i) Receive from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISB No. 1.		✓

(ii)           Review and actively discuss with the Board of Directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors.

✓
(iii) Recommend, if necessary, that the Board take action to satisfy itself, of the external auditors’ independence.

(iv)          Ensure that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit

G) Internal Audit and Controls
(i) Ensure that the Corporation has appropriate systems of internal control.
(ii) Review quarterly the internal auditors’ report on the adequacy of the internal controls, policies and procedures.		✓		✓			✓			✓
H) Related Party Transactions
(i) Review and approve the Corporation’s related party transactions over US$60,000.		✓		✓			✓			✓		✓

4

Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D
(ii) Review a summary of the Corporation’s related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the Committee.							✓					✓
I) Other
(i) Annually review management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines Policy.			✓
(ii) Annually review the succession plans for the Corporation’s CFO, Controller and Treasurer.												✓
(iii) Annually review the audit of expense reports of the Chairman of the Board of Directors and the CEO.			✓
J) Performance Evaluation
(i) Perform annual evaluation of its performance.												✓

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